As filed with the Securities and Exchange Commission on October 12, 2018
Registration No. 333-227430

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1/A
(Amendment No. 2)

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BRIDGELINE DIGITAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	52-2263942
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

80 Blanchard Road
Burlington, MA 01803
(781) 376-5555
 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

 Roger Kahn
President and Chief Executive Officer
Bridgeline Digital, Inc.
80 Blanchard Road
Burlington, MA 01803
(781) 376-5555
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to
Daniel W. Rumsey, Esq. Jessica R. Sudweeks, Esq. Disclosure Law Group, a Professional Corporation 600 West Broadway, Suite 700 San Diego, CA 92101 Telephone: (619) 272-7050 Facsimile: (619) 330-2101
Leslie Marlow, Esq.
Hank Gracin, Esq.
Patrick J. Egan, Esq.
Gracin & Marlow, LLP
The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, NY 10174
Telephone: (212) 907-6457
Facsimile: (212) 208-4657

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

 CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Class A Units consisting of: (4)	$7,187,500	$871.13
(i) Common Stock, par value $0.001 per share
(ii) Warrants to purchase Common Stock (5)
Class B Units consisting of: (4)	$7,187,500	$871.13
(i) Series B Convertible Preferred Stock, par value $0.001 per share
(ii) Warrants to purchase Common Stock (5)
(iii) Common Stock issuable upon conversion of the Series B Convertible Preferred Stock (5)
Common Stock issuable upon exercise of warrants (6)	$17,968,750	$2,177.82
Representative’s Warrants (5)	-	-
Common Stock underlying Representative’s Warrants (7)	$390,625	$47.34

Total	$32,734,375	3,967.42 (8)

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”). Includes securities that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder also include such indeterminate number of additional securities as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

(3)	Calculated under Section 6(b) of the Securities Act as 0.00012120 of the proposed maximum aggregate offering price.

(4)
The proposed maximum offering price of the Class A Units proposed to be sold in the offering will be reduced on a dollar-for-dollar basis on the offering price of any Class B Units offered and sold in the offering, and as such the proposed aggregate maximum offering price of the Class A Units and Class B Units if any, is $7,187,500.

(5)	No additional registration fee is payable pursuant to Rule 457(i) under the Securities Act.

(6)
The warrants issued with the Class A Units and Class B Units are exercisable at a per share exercise price equal to 125% of the public offering price of one share of common stock. The proposed maximum aggregate public offering price of the shares of common stock issuable upon exercise of these warrants was calculated to be $17,968,750, which is equal to 125% of $14,375,000.

(7)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act.

(8)	A filing fee of $918.47 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED OCTOBER 12, 2018

Up to 7,530,120 Class A Units Consisting of Common Stock and Warrants
Up to 6,250 Class B Units Consisting of Series B Convertible Preferred Stock and Warrants

Up to 7,530,120 Shares of Common Stock Underlying the Series B Convertible Preferred Stock and
7,530,120 Shares of Common Stock Underlying Warrants

Bridgeline Digital, Inc.

We are offering up to 7,530,120 Class A Units for an assumed public offering price of $0.83 price per Class A Unit (the last reported sale price of our common stock on the Nasdaq Capital Market on October 11, 2018), each Class A Unit consisting of one share of our common stock and one warrant to purchase one share of our common stock at an exercise price equal to 125% of the public offering price of the Class A Units, which warrants will be exercisable upon issuance and will expire five years from the date of issuance. The shares of common stock and warrants that are part of a Class A Unit are immediately separable and will be issued separately in this offering. We are also offering the shares of common stock issuable upon exercise of warrants sold in Class A Units.

We are also offering to those purchasers, if any, whose purchase of Class A Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding common stock immediately following the consummation of this offering, the opportunity, in lieu of purchasing Class A Units, to purchase Class B Units. Each Class B Unit will consist of one share of our newly designated Series B Convertible Preferred Stock (“Series B Preferred”) with a stated value of $1,000 per share and convertible into shares of our common stock at a conversion price equal to the public offering price of the Class A Units, together with the equivalent number of warrants as would have been issued to such purchaser if they had purchased Class A Units, rather than Class B Units, based on the public offering price of Class B Units purchased. For each Class B Unit we sell, the number of Class A Units we are offering will be decreased on a dollar-for-dollar basis. Because we will issue a common stock purchase warrant as part of each Class A Unit or Class B Unit, the number of warrants sold in this offering will not change as a result of a change in the mix of the Class A Units and Class B Units sold. The shares of Series B Preferred and warrants that are part of a Class B Unit are immediately separable and will be issued separately in this offering. We are also offering the shares of common stock issuable upon exercise of the warrants sold in Class B Units and conversion of the Series B Preferred.

The number of shares of our common stock outstanding after this offering will fluctuate depending on how many Class B Units are sold in this offering and whether and to what extent holders of shares of Series B Preferred elect to convert such shares into common stock.

Our common stock is currently listed on the Nasdaq Capital Market under the symbol “BLIN.” The last reported sale price of our common stock on October 11, 2018 was $0.83 per share.

The final public offering price per Class A Unit will be determined through negotiation between us, the underwriter and investors based on market conditions at the time of pricing, and such final offering price may be at a discount to the current market price of our common stock. Therefore, the recent market price used throughout this prospectus may not be indicative of the final public offering price per Class A Unit. The public offering price of the Class B Units will be $1,000 per unit. There is no established trading market for the warrants or the Series B Preferred and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the warrants or the Series B Preferred on the Nasdaq Capital Market or any other national securities exchange or other trading market. Without an active trading market, the liquidity of the warrants and the Series B Preferred will be limited.

Assuming a public offering price of $0.83 per Class A Unit (which was the last reported sale price of our common stock on the Nasdaq Capital Market on October 11, 2018), the Series B Preferred included in the Class B Units will be convertible into an aggregate total of 7,530,120 shares of common stock and the warrants included in the Class B Units will be exercisable for an aggregate total of 7,530,120 shares of common stock.

Investing in our securities involves risks. See “Risk Factors” beginning on page 8 of this prospectus for a discussion of the risks that you should consider in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Class A Unit	Per Class B Unit	Total
Public offering price	$	$	$
Underwriting discounts and commissions (1)	$	$	$
Proceeds, before expenses, to us	$	$	$
_______________
(1)
We  have also agreed to issue to the representative of the underwriters a five-year warrant to purchase up to 376,506 shares of our common stock (based on an assumed public offering price of $0.83 per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on October 11, 2018), an amount equal to 5% of the aggregate number of shares of our common stock sold as part of the Class A Units and shares of our common stock into which the shares of Series B Preferred sold as part of the Class B Units are convertible, with an exercise price equal to the greater of (i) 125% of the public offering price per Class A Unit in this offering and (ii) the closing price of our common stock on the closing date of this offering, as reported by the Nasdaq Capital Market (the “Representative's Warrants”).  In addition, we have also agreed to reimburse the underwriters for certain expenses. See “Underwriting” beginning on page 38 for additional information regarding this warrant and underwriting compensation generally.

We have granted a 45-day option to the representative of the underwriters to purchase (i) a maximum of 1,129,518 additional shares of common stock (15% of the shares of common stock sold as part of the Class A Units and shares of common stock issuable upon conversion of the Series B Preferred sold as part of the Class B Units), and/or (ii) warrants to purchase a maximum of 1,129,518 shares of common stock (15% of the warrants included as part of the Class A Units and Class B Units sold in this offering), solely to cover over-allotments, if any.

The underwriters expect to deliver the securities to purchasers on or about       , 2018, subject to customary closing conditions.

ThinkEquity
a division of Fordham Financial Management, Inc.

The date of this prospectus is                , 2018

BRIDGELINE DIGITAL, INC.

ABOUT THIS PROSPECTUS

We have not, and the underwriters have not, authorized anyone to provide you with information different than that which is contained in or incorporated by reference in this prospectus or in any free writing prospectus that we have authorized for use in connection with this offering. We are offering to sell, and seeking offers to buy, the securities covered hereby only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the securities in certain jurisdictions may be restricted by law. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should assume that the information appearing in this prospectus, the documents incorporated by reference in this prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus, the documents incorporated by reference in this prospectus, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections of this prospectus entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

For investors outside of the United States: No action is being taken in any jurisdiction outside of the United States that would permit a public offering of the securities or possession or distribution of this prospectus in any such jurisdiction. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the United States.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Unless the context requires otherwise, references in this prospectus to “Bridgeline,” “Bridgeline Digital,” the “Company,” “we,” “us,” and “our” refer to Bridgeline Digital, Inc., a Delaware corporation.

This prospectus and the information incorporated herein by reference include trademarks, servicemarks and tradenames owned by us or other companies. All trademarks, servicemarks and tradenames included or incorporated by reference in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before deciding to invest in our securities, you should read this entire prospectus carefully, including the section of this prospectus entitled “Risk Factors” beginning on page 8. All brand names or trademarks appearing in this report are the property of their respective holders. Unless the context requires otherwise, references in this report to “Bridgeline,” the “Company,” “we,” “us,” and “our” refer to Bridgeline Digital, Inc., a Delaware corporation.

Overview

Bridgeline Digital, The Digital Engagement Company™, helps customers maximize the performance of their full digital experience from websites and intranets to online stores. Bridgeline’s Unbound platform integrates Web Content Management, eCommerce, eMarketing, Social Media management, and Web Analytics (Insights) with the goal of assisting marketers deliver digital experiences that attract, engage and convert their customers across all channels. Bridgeline’s Unbound platform combined with its digital services assists customers in maximizing on-line revenue, improving customer service and loyalty, enhancing employee knowledge, and reducing operational costs. Our Unbound franchise product is a platform that empowers large franchise and multi-unit organizations with state-of-the-art web engagement management while providing superior oversight of corporate branding. Our Unbound franchise product also deeply integrates content management, eCommerce, eMarketing and web analytics on one unified platform.

The Unbound platform is delivered through a cloud-based software as a service (“SaaS”) multi-tenant business model, whose flexible architecture provides customers with state of the art deployment providing maintenance, daily technical operation and support; or via a traditional perpetual licensing business model, in which the software resides on a dedicated server in either the customer’s facility or hosted by Bridgeline via a cloud-based hosted services model.

The Bridgeline Unbound Platform is an award-winning application recognized around the globe. Our teams of Microsoft Gold© certified developers have won over 100 industry related awards. In 2017, our Marketing Automation platform was named a 2017 SIIA CODiE Award finalist in the Best Marketing Solution category. In 2016, CIO Review selected Bridgeline Unbound (formerly iAPPS) as one of the 20 Most Promising Digital Marketing Solution Providers. This followed accolades from the SIIA (Software and Information Industry Association) which recognized Content Manager with the 2015 SIIA CODiE Award for Best Web Content Management Platform. Also in 2015, EContent magazine named Bridgeline’s Unbound Digital Engagement Platform to its Trendsetting Products list. The list of 75 products and platforms was compiled by EContent’s editorial staff, and selections were based on each offering’s uniqueness and importance to digital publishing, media, and marketing. We were also recognized in 2015 as a strong performer by Forrester Research, Inc in its independence report, “The Forrester Wave ™: Through-Channel Marketing Automation Platforms, Q3 2015.” In recent years, our Content Manager and Commerce products were selected as finalists for the 2014, 2013, and 2012 CODiE Awards for Best Content Management Solution and Best Electronic Commerce Solution, globally. In 2014 and 2013, Bridgeline Digital won twenty-five Horizon Interactive Awards for outstanding development of web applications and websites. Also in 2013, the Web Marketing Association sponsored Internet Advertising Competition honored Bridgeline Digital with three awards for customer websites and B2B Magazine selected Bridgeline Digital as one of the Top Interactive Technology companies in the United States. KMWorld Magazine Editors selected Bridgeline Digital as one of the 100 Companies That Matter in Knowledge Management and also selected Bridgeline’s Unbound (formerly iAPPS) as a Trend Setting Product in 2013.

Corporate Information

We were incorporated in the state of Delaware in 2000. Our principal place of business is located at 80 Blanchard Road, Burlington, Massachusetts 01803. Our telephone number is (781) 376-5555. We maintain a corporate website at http://www.bridgeline.com. The information contained on our website is not, and should not be interpreted to be, a part of this prospectus.

THE OFFERING

The following summary contains general information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Issuer	Bridgeline Digital, Inc.

Class A Units Offered by us
Up to 7,530,120 Class A Units, with each Class A Unit consisting of one share of our common stock and a warrant to purchase one share of our common stock at an exercise price equal to 125% of the per unit public offering price of the Class A Units. The Class A Units will not be certificated and the shares of common stock and warrants that are part of such units will be immediately separable and will be issued separately in this offering. Assuming no exercise of the over-allotment option and that we sell all Class A Units (and no Class B Units) being offered in this offering at an assumed public offering price of $0.83 per Class A Unit (which was the last reported sale price of our common stock on the Nasdaq Capital Market on October 11, 2018), we would issue in this offering an aggregate of 7,530,120 shares of our common stock and warrants to purchase 7,530,120 shares of our common stock. The actual offering price per Class A Unit will be negotiated between us and the underwriters based on the trading of our common stock prior to the offering, among other things, and may be at a discount to the current market price. We are also offering the shares of common stock issuable upon exercise of warrants sold as part of the Class A Units.

Assumed Public Offering Price per Class A Unit	$0.83 per Class A Unit
Class B Units Offered by us
Up to 6,250 Class B Units. We are also offering to each purchaser whose purchase of Class A Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, Class B Units, in lieu of Class A Units.  Each Class B Unit will consist of one share of our Series B Preferred, with a stated value of $1,000 per share and convertible into shares of our common stock at conversion price equal to the per unit public offering price of the Class A Units, together with an equivalent number of warrants as would have been issued to such purchaser if they had purchased Class A Units based on the per unit public offering price of the Class A Units. The Class B Units will not be certificated and the shares of Series B Preferred and warrants that are part of such unit will be immediately separable and will be issued separately in this offering. We are also offering the shares of common stock issuable upon exercise of warrants sold in Class B Units and shares issuable upon conversion of the shares of Series B Preferred sold in each Class B Unit. For each Class B Unit we sell, the number of Class A Units we are offering will be decreased on a dollar-for-dollar basis. Because we will issue a warrant as part of each Class A Unit and Class B Unit (together, the “Units”), the number of warrants sold in this offering will not change as a result of a change in the mix of the Units sold.

Public Offering Price per Class B Unit	$1,000 per Class B Unit

Warrants Offered by us
Each warrant included in the Units will have an exercise price of 125% of the per unit public offering price of the Class A Units, will be exercisable upon issuance and will expire five years from the date of issuance. Each warrant will be exercisable to purchase one share of our common stock. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will round up to the next whole share. Pursuant to the terms of the warrants, in the event of a fundamental transaction, the Company shall, at the sole option of the holder of the warrants, purchase the warrants from the holder at a price equal to the Black Scholes Value (as defined in the warrant) on the date of the consummation of such fundamental transaction;provided, however, that if the fundamental transaction is not within the Company’s control, the holder shall only be entitled to receive the same type of consideration that is being offered to holders of the Company’s common stock.The warrants also provide that in the event of a fundamental transaction we are required to cause any successor entity to assume our obligations under the warrants. In addition, holders of the warrants will be entitled to receive, upon exercise of the warrant, the kind and amount of securities, cash or property that the holder would have received had the holder exercised the warrant immediately prior to such fundamental transaction. This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the warrants.

Over-allotment option
We have granted a 45-day option to the underwriters to purchase (i) a maximum of 1,129,518 additional shares of common stock for a price per share equal to the per unit public offering price of the Class A Units, less underwriting discounts and expenses (15% of the shares of common stock included in the Class A Units and the shares of common stock issuable upon conversion of the Series B Preferred shares sold as part of the Class B Units, and/or (ii) warrants to purchase a maximum of 1,129,518 shares of common stock at an offering price of $0.01 per warrant (15% of the warrants included as part of the Units sold in this offering), solely to cover over-allotments, if any.

Common Stock to be Outstanding Immediately after this Offering
11,771,375 shares of our common stock (at an assumed offering price of $0.83 per Class A Unit, which was the last reported sale price of our common stock on the Nasdaq Capital Market on October 11, 2018), assuming that no Class B Units are sold in this offering and that none of the warrants offered hereby are exercised. If the underwriters exercise their over-allotment option in full, the total number of shares of common stock outstanding immediately after this offering would be 12,900,893 (at an assumed offering price of $0.83 per Class A Unit, which was the last reported sale price of our common stock on the Nasdaq Capital Market on October 11, 2018), assuming that no Class B Units are sold in this offering and that none of the warrants offered hereby are exercised.

Series B Convertible Preferred Stock
The shares of Series B Preferred offered as a part of the Class B Units will be convertible into shares of our common stock (subject to adjustment as provided in the related certificate of designation of preferences, rights and limitations) at any time at the option of the holder, at a conversion price equal to the per unit public offering price of the Class A Units. See “Description of Securities We Are Offering” for a discussion of the terms of the Series B Preferred.

Use of Proceeds
We estimate that we will receive net proceeds from this offering of approximately $4.6 million, or approximately $5.4 million if the underwriters exercise their over-allotment option in full, in each case, after deducting underwriting discounts and commissions, our estimated offering expenses and amounts necessary to repay certain term notes.

We currently intend to use a portion of the net proceeds that we receive from this offering to repay certain term notes, and to utilize the remaining net proceeds for research and development, working capital needs, capital expenditures and other general corporate purposes. In addition, we may use a portion of the net proceeds from this offering to pursue potential strategic acquisitions, although we do not have any specific plans or arrangements to do so at this time. See “Use of Proceeds” on page 17 of this prospectus.

Risk Factors
Investing in our securities involves significant risks. Before making a decision whether to invest in our securities, please read the information contained in or incorporated by reference under the heading “Risk Factors” in this prospectus, the documents we have incorporated by reference herein, and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus. See “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

Nasdaq Capital Market Symbol
“BLIN.”

There is no established public trading market for the warrants or shares of Series B Preferred offered herein, and we do not expect an active trading market to develop.  We do not intend to list the warrants or Series B Preferred on the Nasdaq Capital Market or any other securities exchange or other trading market.  Without an active trading market, the liquidity of the warrants and the Series B Preferred will be limited.

The number of shares of our common stock shown above to be outstanding immediately after the offering is based on 4,241,225 shares outstanding as of October 11, 2018, asnd assumes the issuance and sale of 7,530,120 Class A Units in this offering and no Class B Units. Unless we specifically state otherwise, the share information in this prospectus excludes:

●
459,846 shares of our common stock issuable upon the exercise of outstanding stock options outstanding at a weighted-average exercise price of $6.81 per share;

●
546,151 shares of common stock issuable upon the exercise of warrants at a weighted-average exercise price of $6.16 per share;

●
260,534 shares of common stock reserved for future issuance under our 2016 Stock Incentive Plan (the “2016 Plan”);

●
161,455 shares of common stock issuable upon conversion of 262,364 outstanding shares of Series A Convertible Preferred Stock (“Series A Preferred”); and

●
376,506 shares of common stock issuable upon the exercise of the Representative’s Warrants to be issued to the representative of the underwriters upon closing of this offering.

The above numbers reflect the 1-for-5 stock split effectuated by us on July 24, 2017.

Unless otherwise indicated, all information in this prospectus assumes:

●
no conversion of outstanding shares of Series A Preferred;

●
no shares of Series B Preferred are sold in this offering;

●
no exercise of outstanding warrants or the outstanding stock options issued under the 2016 Plan, as described above; and

●
no exercise by the underwriters of their over-allotment option.

To the extent we sell any Class B Units in this offering, the same aggregate number of common stock equivalents resulting from this offering would be convertible under the Series B Preferred issued as part of the Class B Units.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended September 30, 2017 and 2016 from our audited financial statements and the related notes appearing in our Annual Report on Form 10-K for the year ended September 30, 2017 (the “2017 10-K”), which is incorporated by reference into this prospectus. The statements of operations data for the nine-months ended June 30, 2018 and 2017 and the balance sheet data as of June 30, 2018 have been derived from our unaudited financial statements appearing in our Quarterly Report on Form 10-Q for the period ended June 30, 2018 (the “June 10-Q”), which is incorporated by reference into this prospectus. In the opinion of the management, the unaudited data reflects all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods.

The following summary financial data should be read together with our consolidated financial statements and related notes appearing in the 2017 10-K and in the June 10-Q, as well as in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the 2017 10-K and in our June 10-Q, each of which are incorporated by reference into this prospectus. Our audited consolidated financial statements have been prepared in U.S. dollars in accordance with U.S. generally accepted accounting principles. Our historical results for any prior period are not indicative of our future results, and our results for the nine-months ended June 30, 2018 may not be indicative of our results for the year ending September 30, 2018.

Statement of Operations Data: (dollars in thousands)

	Nine Months Ended		Years Ended
	June 30,		September 30,
	2018	2017	2017	2016
Revenue	(unaudited)
Digital engagement services	$5,559	$6,298	$8,498	$8,520
Subscription and perpetual licenses	4,367	5,018	6,788	6,084
Managed service hosting	839	743	1,007	1,291
Total revenue	10,765	12,059	16,293	15,895
Cost of revenue
Digital engagement services	3,666	3,569	4,911	5,143
Subscription and perpetual licenses	1,503	1,468	1,969	1,835
Managed service hosting	213	209	280	304
Total cost of revenue	5,382	5,246	7,160	7,282
Gross profit	5,383	6,813	9,133	8,613
Operating expenses
Sales and marketing	3,045	3,661	4,807	4,934
General and administrative	2,156	2,395	3,256	3,456
Research and development	1,221	1,175	1,587	1,578
Depreciation and amortization	305	468	582	1,309
Goodwill impairment	4,615	-	-	-
Restructuring expenses	187	249	286	879
Total operating expenses	11,529	7,948	10,518	12,156

Loss from operations	(6,146)	(1,135)	(1,385)	(3,543)
Interest and other expense, net	(115)	(122)	(201)	(914)
Loss on inducement of debt (convertible notes)	-	-	-	(3,414)
Loss before income taxes	(6,261)	(1,257)	(1,586)	(7,871)
(Benefit)/provision for income taxes	11	13	16	(47)
Net loss	$(6,272)	$(1,270)	$(1,602)	$(7,824)
Dividends on convertible preferred stock	(231)	(207)	(281)	(131)
Net loss applicable to common shareholders	(6,503)	(1,477)	(1,883)	(7,955)
Net loss per share attributable to common shareholders:
Basic and diluted	$(1.54)	$(0.36)	$(0.45)	$(4.20)
Number of weighted average shares outstanding:
Basic and diluted	4,222,848	4,129,481	4,147,140	1,893,003

Consolidated Balance Sheet Data:	As of June 30, 2018
			Pro Forma
(unaudited, dollars in thousands)	Actual	Pro Forma(1)	As Adjusted(2)
Cash and cash equivalents	$427	$1,187	$ 5,755
Total assets	11,422	12,182	16,750
Debt, current portion, less unamortized discount and issuance costs	198	958	198
Debt, net of current portion	2,810	2,810	2,810
Total liabilities	6,090	6,850	6,090
Total stockholders’ equity	5,332	5,332	10,660

(1)
The pro forma figures give effect to the sale by the Company of certain term promissory notes (the “Term Notes”) in the aggregate principal amount of $941,176, which sales occurred on September 7, 2018. After recording $141,176 of original issue discount and debt issuance costs of $40,000, the Company received net cash proceeds in the aggregate amount of $760,000 for the Term Notes. The original issue discount and debt issuance costs are recorded as a contra liability and will be amortized over the life of the Term Notes. The Term Notes have an original issue discount of fifteen percent (15%), bear interest at a rate of twelve percent (12%) per annum, and mature on the earlier to occur of (i) six months from September 7, 2018, or (ii) the consummation of a debt or equity financing resulting in gross proceeds to the Company of at least $3.0 million. In connection with the issuance of the Term Notes, each purchaser also entered into a Subordination Agreement with the Company’s lenders, Heritage Bank of Commerce and Montage Capital II, L.P. (the “Lenders”), pursuant to which the purchasers agreed to subordinate (i) all of the Company’s indebtedness and obligations to the purchasers, whether presently existing or arising in the future, to all of the Company’s indebtedness to the Lenders, and (ii) all of the purchasers’ security interests, if any, to all of the Lenders’ security interests in property of the Company.

(2)
Pro forma as adjusted balance sheet data reflects the items described in footnote 1 and our sale of 7,530,120 Class A Units in this offering at an assumed public offering price of $0.83 per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on October 11, 2018, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as well as the amounts necessary to repay the Term Notes, including all accrued interest, which amounted to approximately $10,000 as of October 11, 2018, out of proceeds of this offering. Pro forma as adjusted balance sheet data is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. Each $0.25 increase (decrease) in the assumed public offering price per Class A Unit would increase (decrease) the amount of cash and cash equivalents, working capital, total assets, and total stockholders’ equity by approximately $1.8 million, assuming the number of Class A Units offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions, estimated offering expenses payable by us, and the amounts necessary to repay the Term Notes, including all accrued interest, which amounted to approximately $10,000 as of October 11, 2018. We may also increase or decrease the number of Class A Units to be issued in this offering. Each increase (decrease) of 1.0 million Class A Units offered by us would increase (decrease) the as adjusted amount of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $771,900, assuming the assumed public offering price per Class A Unit remains the same, and after deducting underwriting discounts and commissions, estimated offering expenses payable by us, and the amounts necessary to repay the Term Notes, including all accrued interest, which amounted to approximately $10,000 as of October 11, 2018.

The pro forma as adjusted basis assumes no sale of Class B Units and excludes the proceeds, if any, from the exercise of any warrants issued in this offering. The pro forma information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined between us and the underwriters at pricing.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider the risks, uncertainties and assumptions discussed below as well as all of the other information contained or incorporated by reference in this prospectus, including our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2017, March 31, 2018 and June 30, 2018, and our Annual Report on Form 10-K for the fiscal year ended September 30, 2017. See “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.” It is not possible to predict or identify all such risks. Consequently, we could also be affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities.

Risks Related to Our Business

We have incurred significant net losses since inception and expect continue to incur operating losses for the foreseeable future. We may never achieve or sustain profitability, which would depress the market price of our common stock and could cause you to lose all or a part of your investment.

We have incurred net losses in each fiscal year since our inception in 2000, including net losses of $7.8 million and $1.6 million during the fiscal years ended September 30, 2017 and 2016, respectively, and net losses of $6.3 million and $1.3 million during the nine months ended June 30, 2018 and 2017, respectively. As of September 30, 2017, we had an accumulated deficit of approximately $54.3 million. We do not know whether or when we will become profitable. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Although we expect to incur decreasing levels of operating losses over the next several years due to the implementation of our restructuring plant, no assurances can be given. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity (deficit) and working capital. Because of the numerous risks and uncertainties associated with our business, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Our debt obligations and operating lease commitments may adversely affect our financial condition and cash flows from operations.

We maintain a $2.5 million line of credit with our bank, Heritage Bank of Commerce, as well as a non-revolving term loan for up to $1.0 million through Montage Capital II, L.P., both of which are secured by all of our assets and intellectual property. Additionally, on September 7, 2018, we sold and issued Term Notes in the aggregate principal amount of $941,176, which had accrued approximately $10,000 in interest as of October 11, 2018, and which will mature on the earliest to occur of (i) six months from September 7, 2018, or (ii) the consummation of a debt or equity financing resulting in gross proceeds to the Company of at least $3.0 million. Further, we have contractual commitments in operating lease arrangements, which are not reflected on our consolidated balance sheets. Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulations. Further, our operations may not generate sufficient cash to enable us to service our debt or contractual obligations resulting from our leases. If we fail to make a payment on our debt, we could be in default on such debt. If we are at any time unable to generate sufficient cash flows from operations to service our indebtedness when payment is due, we may be required to attempt to renegotiate the terms of the instruments relating to the indebtedness, seek to refinance all or a portion of the indebtedness or obtain additional financing. There can be no assurance that we would be able to successfully renegotiate such terms, that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to us.

Although as of June 30, 2018, we were in compliance with all financial covenants required pursuant to our borrowing facilities, we have failed to satisfy such covenants in the past. A failure to comply with the covenants and other provisions of our outstanding debt could result in events of default under such instruments, which could permit acceleration of all of our borrowings under our revolving credit facility as well as our non-revolving term loan. Any required repayment of our borrowing facilities as a result of a fundamental change or other acceleration would lower our current cash on hand such that we would not have those funds available for use in our business. In addition, in the event we do not have sufficient cash resources to repay our borrowings when due, we may be required to forfeit all or some of our assets to the banks as a result of their security interest in our assets, which would negatively impact our business, financial condition and future prospects, and we may not be able to continue as a going concern.

If we are unable to manage our future growth efficiently, our business, liquidity, revenues and profitability may suffer.

We anticipate that continued expansion of our core business will require us to address potential market opportunities. For example, we may need to expand the size of our research and development, sales, corporate finance or operations staff. There can be no assurance that our infrastructure will be sufficiently flexible and adaptable to manage our projected growth or that we will have sufficient resources, human or otherwise, to sustain such growth. If we are unable to adequately address these additional demands on our resources, our profitability and growth might suffer. Also, if we continue to expand our operations, management might not be effective in expanding our physical facilities and our systems, and our procedures or controls might not be adequate to support such expansion. Our inability to manage our growth could harm our business and decrease our revenues.

We may require additional financing to execute our business plan and further expand our operations.

We may require additional funding to further expand our operations. We currently have a borrowing facility with Heritage Bank from which we can borrow, and this line is subject to financial covenants that must be met. It is not certain that all or part of this line will be available to us in the future. In addition, we have received a term loan for up to $1.0 million with Montage Capital II, L.P. We also depend on other sources of financing and this may not be available to us in a timely basis if at all, or on terms acceptable to us. Further, our ability to obtain financing may be limited by rules of the Nasdaq Capital Market. If we fail to obtain acceptable funding when needed, we may not have sufficient resources to fund our operations, and this would have a material adverse effect on our business.

Our revenue and quarterly results may fluctuate, which could adversely affect our stock price.

We have experienced, and may in the future experience, significant fluctuations in our quarterly operating results that may be caused by many factors. These factors include, amongst others:

●	changes in demand for our products;
●	introduction, enhancement or announcement of products by us or our competitors;
●	market acceptance of our new products;
●	the growth rates of certain market segments in which we compete;
●	size and timing of significant orders;
●	budgeting cycles of customers;
●	mix of products and services sold;
●	changes in the level of operating expenses;
●	completion or announcement of acquisitions; and
●	general economic conditions in regions in which we conduct business.

The length of our sales cycle can fluctuate significantly which could result in significant fluctuations in license revenues being recognized from quarter to quarter.

The decision by a customer to purchase our products often involves the development of a complex implementation plan across a customer’s business. This process often requires a significant commitment of resources both by prospective customers and us. Given the significant investment and commitment of resources required in order to implement our software, it may take several months, or even several quarters, for marketing opportunities to materialize. If a customer’s decision to purchase our products is delayed or if the installation of our products takes longer than originally anticipated, the date on which we may recognize revenue from these sales would be delayed. Such delays and fluctuations could cause our revenue to be lower than expected in a particular period and we may not be able to adjust our costs quickly enough to offset such lower revenue, potentially negatively impacting our results of operations.

We are dependent upon a small number of major customers, and a failure to renew our licenses with such customers could reduce our revenue.

During fiscal year 2017, two of our customers in aggregate accounted for 24% of total sales. Our customers have no obligation to renew their subscription licenses, and some customers have elected not to do so, including a number of our large customers in the recent two fiscal years. Our license renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our products and services, our failure to update our products to maintain their attractiveness in the market, or constraints or changes in budget priorities faced by our customers. A decline in license renewal rates could cause our revenue to decline which would have a material adverse effect on our operations.

We face intense and growing competition, which could result in price reductions, reduced operating margins and loss of market share.

We operate in a highly competitive marketplace and generally encounter intense competition to create and maintain demand for our services and to obtain service contracts. If we are unable to successfully compete for new business and license renewals, our revenue growth and operating margins may decline. The market for our Bridgeline Unbound platform (Content Manager, Insights, eCommerce, Marketier, Social) and web development services are competitive and rapidly changing. Barriers to entry in such markets are relatively low. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Some of our principal competitors offer their products at a lower price, which have in the past and may in the future result in pricing pressures. Such pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of our product and service offerings to achieve or maintain more widespread market acceptance.

The web development/services market is highly fragmented with a large number of competitors and potential competitors. Our prominent public company competitors are Big Commerce, Salesforce (Commerce Cloud), Episerver, Hubspot, Sitecore and Adobe (Experience Manager). We face competition from customers and potential customers who develop their own applications internally. We also face competition from potential competitors that are substantially larger than we are and who have significantly greater financial, technical and marketing resources, and established direct and indirect channels of distribution. As a result, they are able to devote greater resources to the development, promotion and sale of their products than we can.

There may be a limited market for our common stock, which may make it more difficult for you to sell your stock and which may reduce the market price of our common stock.

The average amount of shares traded per day in fiscal 2018 was approximately 405,213 shares, compared to approximately 26,000 shares per day in fiscal 2017, 38,000 shares per day for fiscal 2016 and 3,000 shares per day for fiscal 2015. The average trading volume of our common stock can be sporadic and may impair the ability of holders of our common stock to sell their shares at the time they wish to sell them or at a price that they consider reasonable. A low trading volume may also reduce the fair market value of the shares of our common stock. Accordingly, there can be no assurance that the price of our common stock will reflect our actual value. There can be no assurance that the daily trading volume of our common stock will increase or improve either now or in the future.

The market price of our common stock is volatile, which could adversely affect your investment in our common stock.

The market price of our common stock is volatile and could fluctuate significantly for many reasons, including, without limitation, as a result of the occurrence of those risks discussed herein, actual or anticipated fluctuations in our operating results and general economic and industry conditions. During fiscal 2017 and fiscal 2018, the closing price of our common stock as reported on the Nasdaq Capital Market fluctuated between $2.12 and $4.55, and between $0.86 and $3.50, respectively. We are required to meet certain financial criteria in order to maintain our listing on the Nasdaq Capital Market. One such requirement is that we maintain a minimum closing bid price of at least $1.00 per share for our common stock. If we fail this requirement, then the Nasdaq Capital Market will issue a notice that we are not in compliance and we will need to take corrective actions in order to not be delisted. Such corrective actions could include a reverse stock split.

If our products fail to perform properly due to undetected errors or similar problems, our business could suffer, and we could face product liability exposure.

We develop and sell complex web engagement software, which may contain undetected errors or bugs. Such errors can be detected at any point in a product’s life cycle, but are frequently found after introduction of new software or enhancements to existing software. We continually introduce new products and new versions of our products. Despite internal testing and testing by current and potential customers, our current and future products may contain serious defects. If we detect any errors before we ship a product, we might have to delay product shipment for an extended period of time while we address the problem. We might not discover software errors that affect our new or current products or enhancements until after they are deployed, and we may need to provide enhancements to correct such errors. Therefore, it is possible that, despite our testing, errors may occur in our software. These errors could result in the following:

●	harm to our reputation;
●	lost sales;
●	delays in commercial release;
●	product liability claims;
●	contractual disputes;
●	negative publicity;
●	delays in or loss of market acceptance of our products;
●	license terminations or renegotiations; or
●	unexpected expenses and diversion of resources to remedy errors.

Furthermore, our customers may use our software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our software does not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our product development efforts, impact our reputation, or cause significant customer relations problems.

Technology and customer requirements evolve rapidly in our industry, and if we do not continue to develop new products and enhance our existing products in response to these changes, our business could suffer.

We will need to continue to enhance our products in order to maintain our competitive position. We may not be successful in developing and marketing enhancements to our products on a timely basis, and any enhancements we develop may not adequately address the changing needs of the marketplace. Overlaying the risks associated with our existing products and enhancements are ongoing technological developments and rapid changes in customer requirements. Our future success will depend upon our ability to develop and introduce in a timely manner new products that take advantage of technological advances and respond to new customer requirements. The development of new products is increasingly complex and uncertain, which increases the risk of delays. We may not be successful in developing new products and incorporating new technology on a timely basis, and any new products may not adequately address the changing needs of the marketplace. Failure to develop new products and product enhancements that meet market needs in a timely manner could have a material adverse effect on our business, financial condition and operating results.

If we are unable to protect our proprietary technology and other intellectual property rights, our ability to compete in the marketplace may be substantially reduced.

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products similar to our products, which could decrease demand for such products, thus decreasing our revenue. We rely on a combination of copyright, trademark and trade secret laws, as well as licensing agreements, third-party non-disclosure agreements and other contractual measures to protect our intellectual property rights. These protections may not be adequate to prevent our competitors from copying or reverse-engineering our products. Our competitors may independently develop technologies that are substantially similar or superior to our technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. The protective mechanisms we include in our products may not be sufficient to prevent unauthorized copying. Existing copyright laws afford only limited protection for our intellectual property rights and may not protect such rights in the event competitors independently develop similar products. In addition, the laws of some countries in which our products are or may be licensed do not protect our products and intellectual property rights to the same extent as do the laws of the United States.

Policing unauthorized use of our products is difficult and litigation could become necessary in the future to enforce our intellectual property rights. Any litigation could be time consuming and expensive to prosecute or resolve, result in substantial diversion of management attention and resources, and materially harm our business or financial condition.

If a third party asserts that we infringe upon its proprietary rights, we could be required to redesign our products, pay significant royalties or enter into license agreements.

Claims of infringement are becoming increasingly common as the software industry develops and as related legal protections, including but not limited to patents, are applied to software products. Although we do not believe that our products infringe on the rights of third parties, a third party may assert that our technology or technologies of entities we acquire violates its intellectual property rights. As the number of software products in our markets increases and the functionality of these products further overlap, we believe that infringement claims will become more common. Any claims against us, regardless of their merit, could:

●	be expensive and time consuming to defend;
●	result in negative publicity;
●	force us to stop licensing our products that incorporate the challenged intellectual property;
●	require us to redesign our products;
●	divert management’s attention and our other resources; and/or
●	require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies, which may not be available on terms acceptable to us, if at all.

We believe that any successful challenge to our use of a trademark or domain name could substantially diminish our ability to conduct business in a particular market or jurisdiction and thus decrease our revenue and result in possible losses to our business.

We depend on a third-party cloud platform provider to host our Unbound SaaS environment and managed services business and if we were to experience a disruption in service, our business and reputation could suffer.

We host our SaaS and managed hosting customers via a third-party, Amazon Web Services. If upon renewal date our third-party provider does not provide commercially reasonable terms, we may be required to transfer our services to a new provider, such as data center facility, and we may incur significant equipment costs and possible service interruption in connection with doing so. Interruptions in our services might reduce our revenue, cause us to issue credits or refunds to customers, subject us to potential liability, or harm our renewal rates.

If our security measures or those of our third-party cloud computing platform provider are breached and unauthorized access is obtained to a customer’s data, our services may be perceived as not being secure, and we may incur significant legal and financial exposure and liabilities.

Security breaches could expose us to a risk of loss of our customers’ information, litigation and possible liability. While we have security measures in place, they may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our IT systems, our customers’ data or our data, including our intellectual property and other confidential business information. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to implement adequate preventative measures. In addition, our customers may authorize third-party technology providers to access their customer data, and some of our customers may not have adequate security measures in place to protect their data that is stored on our services. Because we do not control our customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services. Any security breach could result in a loss of confidence in the security of our services, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability.

We rely on encryption and authentication technology from third parties to provide the security and authentication to effectively secure transmission of confidential information, including consumer payment card numbers. Such technology may not be sufficient to protect the transmission of such confidential information or these technologies may have material defects that may compromise the confidentiality or integrity of the transmitted data. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could harm our reputation, business and operating results. We might be required to expend significant capital and other resources to protect further against security breaches or to rectify problems caused by any security breach, which, in turn could divert funds available for corporate growth and expansion or future acquisitions.

We are dependent upon our management team and the loss of any of these individuals could harm our business.

We are dependent on the efforts of our key management personnel. The loss of any of our key management personnel, combined with an inability to find a suitable replacement, or our inability to recruit and train additional key management and other personnel in a timely manner, could materially and adversely affect our business, operations and future prospects. We maintain a key man insurance policy covering our Chief Executive Officer.

Because competition for highly qualified personnel is intense, we might not be able to attract and retain the employees we need to support our planned growth.

We will need to increase the size and maintain the quality of our sales force, software development staff and professional services organization to execute our growth plans. To meet our objectives, we must attract and retain highly qualified personnel with specialized skill sets. Competition for qualified personnel can be intense, and we might not be successful in attracting and retaining them. Our ability to maintain and expand our sales, product development and professional services teams will depend on our ability to recruit, train and retain top quality people with advanced skills who understand sales to, and the specific needs of, our target customers. For these reasons, we have experienced, and we expect to again experience in the future, challenges in hiring and retaining highly skilled employees with appropriate qualifications for our business. In addition to hiring services personnel to meet our needs, we may also engage additional third-party consultants as contractors, which could have a negative impact on our financial results. If we are unable to hire or retain qualified personnel, or if newly hired personnel fail to develop the necessary skills or reach productivity slower than anticipated, it would be more difficult for us to sell our products and services, and we could experience a shortfall in revenue and not achieve our planned growth.

Future acquisitions may be difficult to integrate into our existing operations, may disrupt our business, dilute stockholder value, divert management’s attention, or negatively affect our operating results.

We have acquired multiple businesses since our inception in 2000. Future acquisitions could involve substantial investment of funds or financings by issuance of debt or equity securities and could result in one-time charges and expenses and have the potential to either dilute the interests of existing stockholders or result in the issuance of or assumption of debt. Any such acquisition may not be successful in generating revenues, income or other returns to us, and the resources committed to such activities will not be available to us for other purposes. Moreover, if we are unable to access capital markets on acceptable terms or at all, we may not be able to consummate acquisitions, or may have to do so based upon less than optimal capital structure. Our inability to take advantage of growth opportunities for our business or to address risks associated with acquisitions or investments in businesses may negatively affect our operating results. Additionally, any impairment of goodwill or other intangible assets acquired in an acquisition or in an investment, or charges to earnings associated with any acquisition or investment activity, may materially reduce our earnings which, in turn, may have an adverse material effect on the price of our common stock.

We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. Provisions in our amended and restated bylaws and Delaware law may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated bylaws require that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated bylaws.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Increasing government regulation could affect our business and may adversely affect our financial condition.

We are subject not only to regulations applicable to businesses generally, but also to laws and regulations directly applicable to electronic commerce. In addition, an inability to satisfy the standards of certain voluntary third-party certification bodies that our customers may expect, such as an attestation of compliance with the Payment Card Industry (“PCI”) Data Security Standards, may have an adverse impact on our business and results. Further, there are various statutes, regulations, and rulings relevant to the direct email marketing and text-messaging industries, including the Telephone Consumer Protection Act (“TCPA”), the CAN-SPAM Act and related Federal Communication Commission (“FCC”) orders. The interpretation of many of these statutes, regulations, and rulings is evolving in the courts and administrative agencies and an inability to comply may have an adverse impact on our business and results. If in the future we are unable to achieve or maintain industry-specific certifications or other requirements or standards relevant to our customers, it may harm our business and adversely affect our results.

We may also expand our business in countries that have more stringent data protection laws than those in the United States, and such laws may be inconsistent across jurisdictions and are subject to evolving and differing interpretations. In particular, the European Union has passed the General Data Protection Regulation (“GDPR”), which came into force on May 25, 2018. The GDPR includes more stringent operational requirements for entities that receive or process personal data (as compared to U.S. privacy laws and previous EU laws), along with significant penalties for non-compliance, more robust obligations on data processors and data controllers, greater rights for data subjects, and heavier documentation requirements for data protection compliance programs. Additionally, both laws regulating privacy and third-party products purporting to address privacy concerns could negatively affect the functionality of, and demand for, our products and services, thereby reducing our revenue.

Federal, state, and foreign governments may adopt laws and regulations applicable to our business. Any such legislation or regulation could dampen the growth of the Internet and decrease its acceptance. If such a decline occurs, companies may choose in the future not to use our products and services. Any new laws or regulations in the following areas could affect our business:

●	user privacy;
●	the pricing and taxation of goods and services offered over the Internet;
●	the content of websites;
●	trademarks and copyrights;
●	consumer protection, including the potential application of “do not call” registry requirements on customers and consumer backlash in general to direct marketing efforts of customers;
●	the online distribution of specific material or content over the Internet; or
●	the characteristics and quality of products and services offered over the Internet.

We have issued preferred stock with rights senior to our common stock, and may issue additional preferred stock in the future, in order to consummate a merger or other transaction necessary to continue as a going concern.

Our Certificate of Incorporation authorizes the issuance of up to 1.0 million shares of preferred stock, par value $0.001 per share, without shareholder approval and on terms established by our board of directors, of which 264,000 shares have been designated as Series A Preferred and          shares have been designated as Series B Preferred. We may issue additional shares of preferred stock in order to consummate a financing or other transaction, in lieu of the issuance of common stock. The rights and preferences of any such class or series of preferred stock would be established by our board of directors in its sole discretion and may have dividend, voting, liquidation and other rights and preferences that are senior to the rights of our common stock.

We have never paid dividends on our common stock, and we do not anticipate paying dividends on our common stock in the future.

We have never paid cash dividends on our common stock, and do not believe that we will pay any cash dividends on our common stock in the future. Because we have no plan to pay cash dividends on our common stock, an investor would only realize income from his investment in our shares if there is a rise in the market price of our common stock, which is uncertain and unpredictable.

Risks Related to this Offering

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of 7,530,120 Class A Units, at an assumed public offering price of $0.83 per Class A Unit (which was the last reported sale price of our common stock on the Nasdaq Capital Market on October 11, 2018), assuming no sale of any Class B Units and after deducting estimated underwriting discounts and commissions, estimated offering expenses payable by us and the amounts necessary to repay the Term notes, including all accrued interest, which amounted to approximately $10,000 as of October 11, 2018, upon consummation of this offering, you can expect an immediate dilution of approximately $0.61 per share. See “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase securities in the offering.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a significant return.

Our management will have broad discretion over the use of proceeds from this offering. We currently intend to use the net proceeds from the sale of securities offered by this prospectus for general corporate purposes, including, but not limited to, research and development, capital expenditures, repayment of indebtedness, and additions to working capital. We may also use the net proceeds from the sale of the securities under this prospectus to acquire or invest in complementary businesses, technologies, products or assets. However, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates.

The warrants are speculative and holders of the warrants will not have rights of common stockholders until such warrants are exercised.

The warrants being offered do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of common stock at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the warrants may exercise their right to acquire the common stock and pay an exercise price per share equal to 125% of the public offering price, or $1.04 per share (assuming a public offering price of $0.83 per Class A Unit, which was the last reported sale price of our common stock on the Nasdaq Capital Market on October 11, 2018) prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value. Moreover, there can also be no assurance that the market price of our common stock will ever equal or exceed the exercise price of the warrants, and consequently, whether it will ever be profitable for holders of the warrants to exercise the warrants.

There is no public market for the warrants or the Series B Preferred.

There is no established public trading market for the warrants or the Series B Preferred offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the warrants or the Series B Preferred on any national securities exchange or other nationally recognized trading system, including the Nasdaq Capital Market. Without an active market, the liquidity of the warrants and the Series B Preferred will be limited.

Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, may adversely impact the price of our common stock.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception that such sales may occur, may adversely impact the price of our common stock, even if there is no relationship between such sales and the performance of our business. As of October 11, 2018, we had 4,241,225 shares of common stock outstanding, as well as stock options to purchase an aggregate of 459,846 shares of our common stock at a weighted average exercise price of $6.81 per share, outstanding warrants to purchase up to an aggregate of 546,151 shares of our common stock at a weighted average exercise price of $6.16 per share and 161,455 shares of common stock issuable upon conversion of our outstanding shares of Series A Preferred. The exercise and/or conversion of such outstanding derivative securities may result in further dilution of your investment.

Holders of Series B Preferred will have limited voting rights.

Holders of Series B Preferred will vote with the common stock on an as-converted to common stock basis, provided, however, that in no event will a holder of shares of Series B Preferred Stock be entitled to vote a number of shares in excess of such holder’s beneficial ownership limitation. See “Description of Securities We Are Offering.”

We may not have the funds necessary to fulfill our obligation to repurchase the warrants in the event of the occurrence of a fundamental transaction.

Under certain circumstances, if a fundamental transaction (as defined in the warrant) occurs, holders of the warrants being sold and issued in this offering may require us to repurchase the remaining unexercised portion of such warrants for an amount of cash equal to the value of the warrant as determined in accordance with the Black Scholes option pricing model and the terms of the warrants. Our ability to repurchase the warrants depends on our ability to generate cash flow in the future. To some extent, this is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that we will maintain sufficient cash reserves or that our business will generate cash flow from operations at levels sufficient to permit us to repurchase the warrants.

 CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and any documents we incorporate by reference, contain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus and any documents we incorporate by reference other than statements of historical facts, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

●
our ability to implement our business strategy;

●
anticipated trends and challenges in our business and the markets in which we operate;

●
our expected future financial performance;

●
our expectations regarding our operating expenses;

●
our ability to anticipate market needs or develop new or enhanced products to meet those needs;

●
our expectations regarding market acceptance of our products;

●
our ability to compete in our industry and innovation by our competitors;

●
our ability to protect our confidential information and intellectual property rights;

●
our ability to successfully identify and manage any potential acquisitions;

●
our ability to manage expansion into international markets;

●
our ability to maintain or broaden our business relationships and develop new relationships with strategic alliances, suppliers, customers, distributors or otherwise;

●
our ability to recruit and retain qualified sales, technical and other key personnel;

●
our ability to obtain additional financing;

●
our ability to manage growth;

●
our ability to maintain the listing of our common stock on the Nasdaq Capital Market; and

●
other risks and uncertainties, including those described in the section entitled “Risk Factors” in this prospectus, as well as in our Annual Report on Form 10-K for the fiscal year ended September 30, 2017, which risk factors are incorporated herein by reference.

These forward-looking statements are only predictions and we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, so you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We have included important factors in the cautionary statements included in this prospectus, as well as certain information incorporated by reference into this prospectus, that could cause actual future results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

You should read this prospectus and any documents we incorporate by reference with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our securities by us in this offering will be approximately $4.6 million, or approximately $5.4 million if the underwriters exercise their over-allotment option in full, assuming a public offering price of $0.83 per Class A Unit (the last reported sale price of our common stock on the Nasdaq Capital Market on October 11, 2018) and $1,000 per Class B Unit, in each case, after deducting the estimated underwriting discounts and commissions, estimated offering expenses payable by us, the amounts necessary to repay the Term Notes (as set forth below), and excluding the proceeds, if any, from the exercise of the warrants. The public offering price per Class A Unit will be determined between us, the underwriters and investors based on market conditions at the time of pricing, and may be at a discount to the current market price of our common stock. We will only receive additional proceeds from the exercise of the warrants issuable in connection with this offering if such warrants are exercised at their exercise price of 125% of the per unit public offering price of the Class A Units and the holders of such warrants pay the exercise price in cash upon such exercise and do not utilize the cashless exercise provision of the warrants.

Each $0.25 increase (decrease) in the assumed public offering price of $0.83 per Class A Unit would increase (decrease) the net proceeds to us from this offering by approximately $1.8 million, assuming the number of securities offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, estimated offering expenses payable by us, and the amounts necessary to repay the Term Notes, including all accrued interest, which amounted to approximately $10,000 as of October 11, 2018. We may also increase or decrease the number of securities we are offering. Each increase (decrease) of 1.0 million shares in the number of securities we are offering would increase (decrease) the net proceeds to us from this offering by approximately $771,900, assuming that the assumed public offering price per Class A Unit remains the same, and after deducting the estimated underwriting discounts and commissions, estimated offering expenses payable by us, and the amounts necessary to repay the Term Notes, including all accrued interest, which amounted to approximately $10,000 as of October 11, 2018. This information is illustrative only, and we will adjust this information based on the actual public offering price per Class A Unit and other terms of this offering determined at pricing. We do not expect that a change in the public offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

On September 7, 2018, we entered into a Note Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (each, a “Purchaser”), pursuant to which we sold and issued to the Purchasers Term Notes in the aggregate principal amount of $941,176, which Term Notes have an original issue discount of fifteen percent (15%), bear interest at a rate of twelve percent (12%) per annum, and have a maturity date of the earlier to occur of (a) six months from the date of execution of the Purchase Agreement, or (b) the consummation of a debt or equity financing resulting in the gross proceeds to the Company of at least $3.0 million. We received net cash proceeds in the aggregate amount of $760,000 through the sale of the Term Notes, after subtracting the original issue discount and debt issuance costs, which proceeds we used as general working capital. Upon consummation of this offering, assuming that we receive gross proceeds in an amount exceeding $3.0 million, we intend to allocate approximately $941,176, plus any accrued interest, to the repayment of the Term Notes. As of October 11, 2018, the Term Notes had accrued approximately $10,000 in interest. Michael Taglich, a member of the Company’s Board of Directors, and Robert Taglich, Michael Taglich’s brother and a former member of the Company's Board of Directors, each purchased Term Notes in the approximate amount of $121,618, and therefore will each be entitled to receive a portion of the proceeds from the offering used to repay the Term Notes.

We expect to use the remaining net proceeds from this offering for general corporate purposes including, but not limited to, research and development, capital expenditures, repayment of indebtedness, and additions to working capital. We may also use a portion of the net proceeds from this offering to pursue potential strategic acquisitions, although we do not have any specific plans or arrangements to do so at this time. We cannot currently allocate specific percentages of the net proceeds that we may use for the purposes specified above.

Pending other uses, we intend to invest our proceeds from the offering in short-term investments or hold them as cash. We cannot predict whether the proceeds invested, if any, will yield a favorable return. Our management will have broad discretion in the use of the net proceeds from the offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

MARKET PRICE OF OUR COMMON STOCK

Market Information

Our common stock is listed on the Nasdaq Capital Market under the symbol “BLIN.”

On October 11, 2018, the closing price for our common stock as reported on the Nasdaq Capital Market was $0.83 per share. Shown below is the range of high and low sales prices for our common stock for the periods indicated as reported by the Nasdaq Capital Market. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions. In addition, the below figures have been adjusted to reflect the 1-for-5 stock split effectuated by us on July 24, 2017.

Year Ending September 30, 2019	High	Low

First Quarter (through October 11, 2018)	$1.18	$0.79

Year Ending September 30, 2018	High	Low

Fourth Quarter	$3.75	$0.79
Third Quarter	$2.19	$1.14
Second Quarter	$2.64	$1.84
First Quarter	$3.03	$2.22

Year Ending September 30, 2017	High	Low

Fourth Quarter	$3.12	$2.12
Third Quarter	$4.15	$2.65
Second Quarter	$4.55	$3.11
First Quarter	$3.95	$2.26

Year Ending September 30, 2016	High	Low

Fourth Quarter	$5.45	$3.80
Third Quarter	$7.75	$3.65
Second Quarter	$5.30	$3.10
First Quarter	$6.65	$5.30

As of October 11, 2018, our common stock was held of record by approximately 1,700 stockholders. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of individual stockholders represented by these record holders.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock, and do not anticipate paying cash dividends to our holders of our common stock in the near future. We currently intend to retain all available funds and any future earnings for use in the operation of our business. Therefore, we do not currently expect to pay any cash dividends on our common stock for the foreseeable future.

We currently have outstanding Series A Preferred and our Board of Directors has the right to authorize the issuance of preferred stock in the future, without further stockholder approval, the holders of which may have preferences over the holders of our common stock as to payment of dividends. Cash dividends are currently payable to holders of our Series A Preferred at a rate of 12% per year.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2018:

●	on an actual basis as of June 30, 2018;

●
on a pro forma basis, giving effect to the sale of the Term Notes in the aggregate principal amount of $941,176, which sales occurred on September 7, 2018, and for which we received cash proceeds in the aggregate amount of $760,000 after subtracting the original issue discount and debt issuance costs; and

●
on a pro forma as adjusted basis to give effect to the sale by us in this offering of 7,530,120 Class A Units at the assumed public offering price of $0.83 per Class A Unit (which was the last reported sale price of our common stock on the Nasdaq Capital Market on October 11, 2018), after deducting underwriting discounts and commissions, estimated offering expenses payable by us, and the amounts necessary to repay the Term Notes, including all accrued interest, which amounted to approximately $10,000 as of October 11, 2018. The pro forma as adjusted basis assumes no sale of Class B Units and excludes the proceeds, if any, from the exercise of any warrants issued in this offering.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing as well as our actual expenses. You should read this table together with our consolidated financial statements and the related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2017, March 31, 2018 and June 30, 2018, and our Annual Report on Form 10-K for the fiscal year ended September 30, 2017, which are incorporated by reference herein.

	As of June 30, 2018
(unaudited, dollars in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)

Cash and cash equivalents	$ 427	$ 1,187	$ 5,755

Debt, current portion, less unamortized discount and issuance costs	198	958	198
Long term debt, net of current portion	2,810	2,810	2,810
Other long term liabilities	234	234	234

Stockholders’ equity:
Series A Convertible Preferred stock - $0.001 par value; 1,000,000 shares authorized; 264,000 and 262,364 at June 30, 2018 and 245,172 and 243,536 at September 30, 2017, issued and outstanding (liquidation preference $2,624, as of June 30, 2018)	-	-	-
Common stock - $0.001 par value; 50,000,000 shares authorized; 4,241,225 shares issued at June 30, 2018; 4,200,219 issued at September 30, 2017; and 10,491,225 shares issued, pro forma as adjusted	5	5	13
Additional paid-in capital	66,430	66,430	71,941
Accumulated deficit	(60,752)	(60,752)	(60,943)
Accumulated other comprehensive loss	(351)	(351)	(351)
Total stockholders’ equity	5,332	5,332	10,660
Total capitalization	$ 11,422	$ 12,182	$ 16,750

(1)
The pro forma figures give effect to the sale by the Company of certain term promissory notes (the “Term Notes”) in the aggregate principal amount of $941,176, which sales occurred on September 7, 2018. After recording $141,176 of original issue discount and debt issuance costs of $40,000, the Company received net cash proceeds in the aggregate amount of $760,000 for the Term Notes. The original issue discount and debt issuance costs are recorded as a contra liability and will be amortized over the life of the Term Notes. The Term Notes have an original issue discount of fifteen percent (15%), bear interest at a rate of twelve percent (12%) per annum, and mature on the earlier to occur of (i) six months from September 7, 2018, or (ii) the consummation of a debt or equity financing resulting in gross proceeds to the Company of at least $3.0 million. In connection with the issuance of the Term Notes, each purchaser also entered into a Subordination Agreement with the Company’s lenders, Heritage Bank of Commerce and Montage Capital II, L.P. (the “Lenders”), pursuant to which the purchasers agreed to subordinate (i) all of the Company’s indebtedness and obligations to the purchasers, whether presently existing or arising in the future, to all of the Company’s indebtedness to the Lenders, and (ii) all of the purchasers’ security interests, if any, to all of the Lenders’ security interests in property of the Company.

(2)
Each $0.25 increase (decrease) in the assumed public offering price per Class A Unit would increase (decrease) the amount of cash and cash equivalents, working capital, total assets, and total stockholders’ equity by approximately $1.8 million, assuming the number of Class A Units offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions, estimated offering expenses payable by us, and the amounts necessary to repay the Term Notes, including all accrued interest, which amounted to approximately $10,000 as of October 11, 2018. We may also increase or decrease the number of Class A Units to be issued in this offering. Each increase (decrease) of 1.0 million Class A Units offered by us would increase (decrease) the as adjusted amount of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $771,900, assuming the assumed public offering price per Class A Unit remains the same, and after deducting underwriting discounts and commissions, estimated offering expenses payable by us, and the amounts necessary to repay the Term Notes, including all accrued interest, which amounted to approximately $10,000 as of October 11, 2018.

The number of shares of our common stock that will be outstanding immediately after the offering is based on 4,241,225 shares outstanding as of June 30, 2018, and assumes the issuance and sale of 7,530,120 Class A Units in this offering and no Class B Units. Unless we specifically state otherwise, the share information in this prospectus excludes:

●
459,846 shares of our common stock issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $6.81 per share;

●
546,151 shares of common stock issuable upon the exercise of warrants at a weighted-average exercise price of $6.16 per share;

●
260,534 shares of common stock reserved for future issuance under our 2016 Plan; and

●
161,455 shares of common stock issuable upon conversion of 262,364 outstanding shares of Series A Preferred; and

●
376,506 shares of common stock issuable upon the exercise of the Representative’s Warrants to be issued to the representative of the underwriters.

The above numbers asssumes no sale of Class B Units and reflect the 1-for-5 stock split effectuated by the Company on July 24, 2017.

DILUTION

If you purchase securities in this offering, your interest will be diluted to the extent of the difference between the public offering price per Class A Unit in this offering and our as adjusted net tangible book value per share of our common stock after this offering immediately after this offering assuming no value attributed to the warrants, and the warrants are accounted for and classified as equity. This calculation does not reflect any dilution associated with the sale and exercise of the warrants.

Net tangible book value (deficit) per share of our common stock is determined at any date by subtracting our total liabilities from the amount of our total tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date. Dilution in net tangible book value (deficit) per share represents the difference between the amount per share paid by investors in this offering and the net tangible book value (deficit) per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of June 30, 2018 was approximately $(2.7) million, or $(0.65) per share. Our historical net tangible book value (deficit) per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2018.

Our pro forma net tangible book value (deficit) as of June 30, 2018 was approximately $(2.7) million, or $(0.65) per share of common stock. Pro forma net tangible book value (deficit) per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2018, after giving effect to giving effect to the sale by us of the Term Notes, including all accrued interest, which amounted to approximately $10,000 as of October 3, 2018, in the aggregate principal amount of $941,176, which sales occurred on September 7, 2018, and for which we received cash proceeds in the aggregate amount of $760,000 after subtracting the original issue discount and debt issuance costs. After further giving effect to (i) the pro forma adjustment described above, (ii) the repayment of the Term Notes upon consummation of this offering, and (iii) the sale by us of 7,530,120 Class A Units at an assumed public offering price of $0.83 per Class A Unit (the closing price of our common stock as quoted on the Nasdaq Capital Market on October 11, 2018) and no Class B Units, assuming no exercise of the warrants included in the Units, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2018 would have been approximately $2.6 million, or $0.22 per share. This represents an immediate increase in net tangible book value of $0.87 per share to existing stockholders and immediate dilution in net tangible book value of $0.61 per share to investors in this offering. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$0.83
Historical net tangible book value (deficit) per share as of June 30, 2018	$ (0.65)
Pro forma increase in net tangible book value per share attributable to the sale of term notes described above	$ -
Pro forma net tangible book value per share as of June 30, 2018	$ (0.65)
Increase in pro forma net tangible book value per share attributable to investors purchasing Units from us in this offering	$ 0.87

Pro forma as-adjusted net tangible book value per share after this offering		$ 0.22

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$ 0.61

The information above assumes that no share of Class B Units are sold in this offering and that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value would be approximately $0.27, an increase of approximately $0.92 per share to existing stockholders and an immediate dilution of approximately 0.56 per share to new investors purchasing Class A Units in this offering, after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding immediately after this offering is based on 4,241,225 shares outstanding as of June 30, 2018:

●
excludes 459,846 shares of our common stock issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $6.81 per share;

●
excludes 546,151 shares of common stock issuable upon the exercise of warrants at a weighted-average exercise price of $6.16 per share;

●
excludes 260,534 shares of common stock reserved for future issuance under our 2016 Plan;

●
excludes 161,455 shares of common stock issuable upon conversion of 262,364 outstanding shares of Series A Preferred;

●
excludes 376,506 shares of common stock issuable upon the exercise of the Representative’s Warrants to be issued to the representative of the underwriters;

●
assumes no conversion of outstanding shares of Series A Preferred;

●
assumes no shares of Series B Preferred are sold in this offering;

●
assumes no exercise of outstanding warrants or the outstanding stock options issued under the 2016 Plan; and

●
assumes no exercise by the underwriters of their over-allotment option.

To the extent we sell any Class B Units in this offering, the same aggregate number of common stock equivalents resulting from this offering would be convertible under the Series B Preferred issued as part of the Class B Units.

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 3.3% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to 8,659,640, or approximately 6.7% of the total number of shares of common stock outstanding after the offering.

To the extent that outstanding options or warrants are exercised, or our lines of credit or outstanding shares of Series A Preferred are converted into shares of common stock, investors in this offering will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

DESCRIPTION OF OUR SECURITIES

The following summary of the rights of our capital stock is not complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K for the year ended September 30, 2017, filed with the SEC on December 21, 2017, which is incorporated by reference herein.

General

Our authorized capital stock consists of 50.0 million shares of our common stock, $0.001 par value per share, and 1.0 million shares of preferred stock, $0.001 par value per share. The following is a description of our common stock and certain provisions of our amended and restated certificate of incorporation (“Charter”), and our amended and restated bylaws (“Bylaws”), and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Charter and our Bylaws, copies of which have been filed with the SEC as exhibits to our periodic filings under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and are also incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

As of October 11, 2018, there were issued and outstanding, or reserved for issuance:

●
4,241,255 shares of common stock held by approximately 1,700 stockholders of record;

●
459,846 shares of our common stock issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $6.81 per share;

●
546,151 shares of common stock issuable upon the exercise of warrants at a weighted-average exercise price of $6.16 per share;

●
260,534 shares of common stock reserved for future issuance under our 2016 Plan;

●
161,455 shares of common stock issuable upon conversion of 262,364 outstanding shares of Series A Preferred; and

●
376,506 shares of common stock issuable upon the exercise of the Representative’s Warrants to be issued to the representative of the underwriters.

The above numbers reflect the 1-for-5 stock split effectuated by the Company on July 24, 2017.

Common Stock

Except as otherwise expressly provided in our Charter, or as required by applicable law, all shares of our common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters, including, without limitation, those described below. All outstanding shares of common stock are fully paid and nonassessable.

Voting Rights. The holders of common stock are entitled to one vote per share on all matters. The common stock does not have cumulative voting rights, which means that holders of the shares of common stock with a majority of the votes to be cast for the election of directors can elect all directors then being elected.

Dividends. Each share of common stock has an equal and ratable right to receive dividends to be paid from our assets legally available therefore when, as and if declared by our Board of Directors. We have never declared or paid cash dividends on our common stock, and we do not anticipate paying cash dividends on our common stock in the foreseeable future.

Liquidation. In the event we dissolve, liquidate or wind up, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors and to the holders of any outstanding preferred stock we may designate and issue in the future with liquidation preferences greater than those of the common stock.

Other. The holders of shares of our common stock have no preemptive, subscription or redemption rights and are not liable for further call or assessment. All of the outstanding shares of common stock are, and the shares of common stock offered hereby will be, fully paid and nonassessable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is the American Stock Transfer & Trust Company, LLC.

Preferred Stock

We are authorized, subject to limitations prescribed by Delaware law and our Charter, to issue up to 1.0 million shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our Board of Directors can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Series A Preferred

In October 2014, our Board of Directors authorized the creation of a series of up to 264,000 shares of Series A Preferred. The Certificate of Designation of Preferences, Rights and Limitations of the Series A Convertible Preferred was filed with the Delaware Secretary of State on October 28, 2014. As of October 11, 2018, there were 264,000 shares of Series A Preferred issued and 262,364 shares of Series Preferred outstanding.

As of October 11, 2018, an aggregate total of 1,636 shares of Series A Preferred have been converted into 1,007 shares of common stock. There will be no further issuances of Series A Preferred.

Voting Rights. Shares of Series A Preferred vote on an as-converted basis along with shares of our common stock.

Conversion. Shares of Series A Preferred may be converted, at the option of the holder, at any time into such number of shares of our common stock (“Conversion Shares”) equal (i) to the number of shares of Series A Preferred to be converted, multiplied by the stated value of $10.00 per share (the “Stated Value”) and (ii) divided by the conversion price in effect at the time of conversion, currently $16.25.

Any accrued but unpaid dividends on the shares of Series A Preferred to be converted shall also be converted in shares of our common stock at the Conversion Price. We also have the right to require the holders to convert shares of Series A Preferred into Conversion Shares if (i) the Company’s common stock has closed at or above $32.50 per share for ten consecutive trading days and (ii) the Conversion Shares are (A) registered for resale on an effective registration statement or (B) may be resold pursuant to Rule 144.

Dividends. Cumulative dividends are currently payable in cash at a rate of 12% per year. The Series A Preferred is senior to our common stock and any other stock with respect to dividends rights.

Liquidation. In the event of any liquidation, dissolution, or winding up of the Company, the holders of shares of Series A Preferred will be entitled to receive in preference to the holders of common stock and any other stock, the amount equal to the Stated Value per share of Series A Preferred plus declared and unpaid dividends, if any. After such payment has been made, the remaining assets of the Company will be distributed ratably to the holders of common stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and of the Company’s Certificate of Incorporation and Bylaws

Delaware Law

We are subject to Section 203 (“Section 203”) of the Delaware General Corporation Law (the “DGCL”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in “business combination” transactions with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder, unless:

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prior to the time the stockholder became an interested stockholder, either the applicable business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder) shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●
at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include, in general and subject to exceptions, a merger of the corporation with the interested stockholder; a sale of 10% or more of the market value of the corporation’s consolidated assets to the interested stockholder; certain transactions that result in the issuance of the corporation’s stock to the interested stockholder; a transaction that has the effect of increasing the proportionate share of the corporation’s stock owned by the interested stockholder; and any receipt by the interested stockholder of loans, guarantees or other financial benefits provided by the corporation. An “interested stockholder” is defined to include, in general and subject to exceptions, a person that (1) owns 15% or more of the outstanding voting stock of the corporation, or (2) is an “affiliate” or “associate” (as defined in Section 203) of the corporation and was the owner of 15% or more of the corporation’s outstanding voting stock at any time within the prior three year period.

A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or by an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203 and approved by a majority of its outstanding voting shares. We have not opted out of Section 203. As a result, Section 203 could delay, deter or prevent a merger, change of control or other takeover of our company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock, and may also limit the price that investors are willing to pay in the future for our common stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue one or more series of preferred stock with voting or other rights or preferences. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors.

Stockholder Action by Written Consent; Special Meetings of Stockholders

Our Bylaws prohibit our stockholders from taking action by written consent in lieu of a meeting.

Amendment of Certificate of Incorporation and Bylaws

Our Charter may be amended by the affirmative vote of a majority of the aggregate number of shares of each class of our capital stock issued and outstanding after a resolution of our Board of Directors declaring the advisability of such amendment has been adopted in accordance with Delaware law. Our Bylaws may be amended by the affirmative vote of a majority of the aggregate number of shares of each class of our capital stock issued and outstanding (and entitled to vote on the subject matter) present in person or represented by proxy at a meeting of stockholders provided that notice thereof is stated in the written notice of the meeting. Our Bylaws may also be amended by a majority of the Board of Directors in accordance with Delaware law and our Charter.

DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering up to 7,530,120 Class A Units, assuming a public offering price of $0.83 per Class A Unit (which was the last reported sale price of our common stock on the Nasdaq Capital Market on October 11, 2018), and assuming no exercise of the over-allotment option by the underwriters. We are also offering to each purchaser whose purchase of Class A Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase Class B Units, in lieu of purchasing Class A Units. Each Class B Unit will consist of one share of newly designated Series B Preferred, with a stated value of $1,000 per share and convertible into shares of our common stock at a conversion price equal to the per unit public offering price of the Class A Units, together with the equivalent number of warrants as would have been issued to such purchaser of Class B Units if they had purchased Class A Units based on the public offering price of the Class B Units purchased. For each Class B Unit we sell, the number of Class A Units we are offering will be decreased on a dollar-for-dollar basis. Because we will issue a warrant as part of each Unit, the number of warrants sold in this offering will not change as a result of a change in the mix of the Units sold. The number of shares of our common stock outstanding after this offering will fluctuate depending on how many Class B Units are sold in this offering and whether and to what extent holders of Series B Preferred shares convert their shares to common stock. We are also offering the shares of common stock issuable upon exercise of warrants as a part of the Class B Units and upon conversion of the Series B Preferred included with each Series B Unit.

Common Stock

The material terms and provisions of our common stock and each other class of our securities which qualifies or limits our common stock are described under the caption “Description of Our Securities” in this prospectus.

Preferred Stock

Pursuant to the terms of our Charter, ourBoard of Directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including dividend rights, conversion right, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

Series B Convertible Preferred Stock

The following is a summary of the material terms of the Series B Preferred. This summary is not complete. The following summary of the terms and provisions of the Series B Preferred is qualified in its entirety by reference to the Certificate of Designation of the Series B Preferred, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

General. Our Board of Directors has designated up to              shares of the 1.0 million authorized shares of preferred stock as Series B Convertible Preferred Stock. When issued, the shares of Series B Preferred will be validly issued, fully paid and non-assessable. Each share of Series B Preferred will have a stated value of $1,000 per share.

Rank. The Series B Preferred will rank junior to the Series A Preferred Stock and on parity to our common stock.

Conversion. Each share of Series B Preferred is convertible at any time at the option of the holder (subject to the limitations set forth below) into that number of shares of our common stock (subject to adjustment as provided in the related certificate of designation of preferences, rights and limitations) equal to the stated value of the Series B Preferred ($1,000 per share) divided by the conversion price, which will be equal to the per unit public offering price of the Class A Units in this offering. Holders of Series B Preferred will be prohibited from converting Series B Preferred into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% of the total number of shares of our common stock then issued and outstanding. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Liquidation. Subject to the senior rights of the Series A Preferred stock, in the event we dissolve, liquidate or wind up, the holders of Series B Preferred will be entitled to participate on an as-converted-basis with holders of common stock in any distribution of assets of the company to the holders of our common stock.

Voting Rights. Except as required by our Charter or by the Delaware General Corporation Law, shares of Series B Preferred vote on an as-converted basis along with shares of our common stock.

Dividends. Shares of Series B Preferred will not be entitled to receive any dividends, unless and until specifically declared by our Board of Directors;provided, however, subject to any senior rights of the Series A Preferred Stock, the holders of the Series B Preferred will participate, on an as-if-converted-to-common stock basis, in any dividends to the holders of common stock.

Redemption. We are not obligated to redeem or repurchase any shares of Series B Preferred. Shares of Series B Preferred are not otherwise entitled to any redemption rights or mandatory sinking fund or analogous fund provisions.

Exchange Listing. We do not plan on making an application to list the Series B Preferred on the Nasdaq Capital Market, or any other national securities exchange or other nationally recognized trading system.

Warrants

The following summary of certain terms and provisions of the warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the warrants, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of warrant for a complete description of the terms and conditions of the warrants.

Exercisability. The warrants are exercisable at any time after their original issuance and will expire on the fifth anniversary of the original issuance date. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If at the time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance of the shares of common stock to the holder, then the common warrant may only be exercised through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the fair market value of any such fractional shares.

Exercise Limitations. Under the warrants, we may not effect the exercise of any warrant, and a holder will not be entitled to exercise any portion of any warrant, which, upon giving effect to such exercise, would cause (i) the aggregate number of shares of our common stock beneficially owned by the holder (together with its affiliates) to exceed 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, or (ii) the combined voting power of our securities beneficially owned by the holder (together with its affiliates) to exceed 4.99% of the combined voting power of all of our securities then outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Exercise Price. The exercise price per share of our common stock purchasable upon the exercise of the warrants will be equalt to 125% of the per unit public offering price of the Class A Units, or $1.04 per share, based on an assumed offering price of $0.83 per Class A Unit (which was the last reported sale price of our common stock on the Nasdaq Capital Market on October 11, 2018). The exercise price of the warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not plan on applying to list the warrants on the Nasdaq Capital Market, or any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, within the Company’s control, the Company shall, at the sole option of the holder of the warrants, purchase the warrants from the holder at a price equal to the Black Scholes Value (as defined in the warrant) on the date of the consummation of such fundamental transaction. However, in the event of a fundamental transaction not in the Company’s control, the holder shall only be entitled to receive the same type of consideration that is being offered to holders of the Company’s common stock. In the event of a fundamental transaction, we are required to cause any successor entity to assume all of our obligations under the warrants.

Right as a Stockholder. Except by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information about our executive officers and directors as of the date of this prospectus.

Name	Age	Position with the Company	Since
Roger Kahn	48	Director, President and Chief Executive Officer	2017

Carole Tyner (1)	55	Chief Financial Officer and Treasurer	2018

Joni Kahn*	62	Chairperson of the Board, Chair of the Compensation Committee and Member of the Audit and Nominating and Corporate Governance Committees	2012

Kenneth Galaznik*	66	Director, Chair of the Audit Committee and Member of the Compensation Committee	2006

Scott Landers*	47	Director, Chair of Nominating and Corporate Governance Committee and Member of the Audit and Compensation Committees	2010

Michael Taglich	52	Director	2013

*Independent director as defined under the rules of the Nasdaq Stock Market.

(1)
Ms. Tyner was appointed as our Chief Financial Officer and Treasurer effective September 28, 2018, following the resignation of our former Chief Financial Officer, Michael Prinn.

Roger Kahn was elected to the Board of Directors in December 2017. Mr. Kahn joined the Company as the Chief Operating Officer in August 2015 and has been our President and Chief Executive Officer since May 2016. Prior to joining Bridgeline Digital, Mr. Kahn co-founded FatWire, a leading content management and digital engagement company. As the General Manager and Chief Technology Officer of FatWire, Mr. Kahn built the company into a global corporation with offices in thirteen countries and annual revenues of $40 million. FatWire was acquired by Oracle in 2011 for $160 million. Mr. Kahn received his Ph.D. in Computer Science and Artificial Intelligence from the University of Chicago.

Mr. Kahn brings extensive experience to our Board as an experienced senior executive and industry expert. As a prior chief operating officer, Mr. Kahn brings extensive leadership experience in international business operations and strategic planning, and his Ph.D. provides significant value to the Company’s technology footprint.

Carole Tyner was appointed as the Company’s Chief Financial Officer and Treasurer effective September 28, 2018. Ms. Tyner has over twenty-five years of financial management experience in public and private companies and has served as the Company’s Vice President of Finance since January 2014. From 2012 to 2014, Ms. Tyner was the Vice President of Finance for Kalido Inc (N/K/A Magnitude Software), a global developer of enterprise information management software. Ms. Tyner graduated from the Suffolk University Sawyer School of Management with a Bachelor of Science degree in Accounting.

Joni Kahn has been a member of our Board of Directors since April 2012. In May 2015, Ms. Kahn was appointed Chairperson of the Board of Directors. She also serves as the Chair of the Compensation Committee and is a member of the Audit and Nominating and Governance Committees. Ms. Kahn has over thirty years of operating experience with high growth software and services companies with specific expertise in the SaaS (Software as a Service), ERP (Enterprise Resource Planning) Applications, Business Intelligence and Analytics and CyberSecurity segments. From 2013 to 2015, Ms. Kahn was the Senior Vice President of Global Services for Big Machines, Inc., which was acquired by Oracle in October 2013. From 2007 to 2012, Ms. Kahn was Vice President of Services for HP’s Enterprise Security Software group. From 2005 to 2007, Ms. Kahn was the Executive Vice President at BearingPoint where she managed a team of over 3,000 professionals and was responsible for North American delivery of enterprise applications, systems integration and managed services solutions. Ms. Kahn also oversaw global development centers in India, China and the U.S. From 2002 to 2005, Ms. Kahn was the Senior Group Vice President for worldwide professional services for Business Objects, a business intelligence software maker based in San Jose, where she led the applications and services division that supported that company’s transformation from a products company to an enterprise solutions company. Business Objects was acquired by SAP in 2007. From 2000 to 2007, Ms. Kahn was a Member of the Board of Directors for MapInfo, a global location intelligence solutions company. She was a member of MapInfo’s Audit Committee and the Compensation Committee. MapInfo was acquired by Pitney Bowes in 2007. From 1993 to 2000, Ms. Kahn was an Executive Vice President and Partner of KPMG Consulting, where she helped grow the firm’s consulting business from $700 million to $2.5 billion. Ms. Kahn received her B.B.A in Accounting from the University of Wisconsin – Madison.

Ms. Kahn brings extensive leadership experience to our Board and our Audit Committee as an experienced senior executive. Ms. Kahn has over thirty years of executive level managerial, operational, and strategic planning experience leading world-class service and support technology organizations.  Her service on prior boards also provides financial and governance experience.

Kenneth Galaznik has been a member of our Board of Directors since 2006. Mr. Galaznik is the Chairman of the Company’s Audit Committee and serves as a member of the Compensation Committee. From 2005 to 2016, Mr. Galaznik was the Senior Vice President, Chief Financial Officer and Treasurer of American Science and Engineering, Inc., a publicly held supplier of X-ray inspection and screening systems with a public market cap of over $200 million. Mr. Galaznik retired from his position at American Science and Engineering on March 31, 2016. From August 2002 to February 2005, Mr. Galaznik was Vice President of Finance of American Science and Engineering, Inc. From November 2001 to August 2002, Mr. Galaznik was self-employed as a consultant. From March 1999 to September 2001, he served as Vice President of Finance at Spectro Analytical Instruments, Inc. and has more than 35 years of experience in accounting and finance positions. Mr. Galaznik holds a B.B.A. degree in accounting from The University of Houston.

Mr. Galaznik brings extensive experience to our Board and our Audit Committee as an experienced senior executive, a financial expert, and as chief financial officer of a publicly-held company.

Scott Landers has been a member of our Board of Directors since 2010. Mr. Landers is the Chair of the Nominating and Corporate Governance Committee and serves as a member of the Audit and Compensation Committees. Mr. Landers was named President and Chief Executive Officer of Monotype Imaging Holdings, Inc. on January 1, 2016 after serving as the company’s Chief Operating Officer since early 2015 and its Chief Financial Officer, Treasurer and Assistant Secretary since joining Monotype in July 2008. Monotype is a publicly-held company and is a leading provider of typefaces, technology and expertise that enable the best user experiences and sure brand integrity. Prior to joining Monotype, from September 2007 until July 2008, Mr. Landers was the Vice President of Global Finance at Pitney Bowes Software, a $450 million division of Pitney Bowes, a leading global provider of location intelligence solutions. From 1997 until September 2007, Mr. Landers held several senior finance positions, including Vice President of Finance and Administration, at MapInfo, a publicly-held company which was acquired by Pitney Bowes in April 2007. Earlier in his career, Mr. Landers was a Business Assurance Manager with Coopers & Lybrand. Mr. Landers holds a Bachelor’s degree in accounting from Le Moyne College in Syracuse, N.Y. and a Master’s degree in business administration from The College of Saint Rose in Albany, N.Y.

Mr. Landers brings extensive experience to our Board and our Audit Committee as an experienced senior executive, a financial expert, and as chief executive officer and a chief financial officer of a publicly-held company.

Michael Taglich has been a member of our Board of Directors since 2013. He is the Chairman and President of Taglich Brothers, Inc., a New York City based securities firm which he co-founded in 1992 with his brother Robert Taglich. Taglich Brothers, Inc. focuses on public and private micro-cap companies in a wide variety of industries. He is currently the Chairman of the Board of each Air Industries Group Inc., a publicly traded aerospace and defense company (NYSE AIRI), and BioVentrix, Inc., a privately held medical device company whose products are directed at heart failure treatment. He also serves as a director of a number of other private companies, and is a director of Icagen Inc, a drug screening company. Mr. Taglich holds a Bachelor’s degree in business from the New York University Stern School of Business.

Michael Taglich brings extensive professional experience which spans various aspects of senior management, including finance, operations and strategic planning. Mr. Taglich has more than 30 years of financial industry experience, and served on his first public company board over 20 years ago.

There are no family relationships between any of the directors and the Company’s executive officers, including between Ms. Joni Kahn and Mr. Roger Kahn, the Company’s President and Chief Executive Officer.

EXECUTIVE COMPENSATION
Summary Compensation Table

The following Summary Compensation Table sets forth the total compensation paid or accrued for the fiscal years ended September 30, 2018 and September 30, 2017 for our principal executive officer and our other two most highly compensated executive officers who served as executive officers during the year ended September 30, 2018. We refer to these officers as our named executive officers.

Name and Principal Position	Fiscal Year End	Salary	Bonus (1)	Option Awards	All Other Compensation (2)	Total

Roger Kahn	2018	$ 300,000	$ 67,497	$ -	$ -	$ 367,497
President and Chief
Executive Officer	2017	$ 300,000	$ 20,000	$ -	$ 14,037	$ 334,037

Michael Prinn (3)	2018	$ 250,000	$ 40,498	$ -	$ -	$ 290,498
Former Executive Vice President
and Chief Financial Officer	2017	$ 250,000	$ 12,000	$ -	$ -	$ 262,000

Carole Tyner (3)	2018	$ 186,750	$ 5,933	$ -	$ -	$ 192,683
Chief Financial Officer
	2017	$ 181,500	$ 14,250	$ -	$ -	$ 195,750

(1)
Mr. Kahn elected to receive common stock in lieu of a $20,000 cash payment for a bonus earned for the first half of the fiscal year ended 2017. He received 7,273 fully vested restricted shares of common stock with a fair value price per share of $2.75.

(2)	Amounts paid to Mr. Kahn in fiscal 2017 represent reimbursement for living expenses per Mr. Kahn’s Employment Agreement. (See section entitled “Employment Agreements – Roger Kahn” below.)

(3)
Mr. Prinn resigned as our Executive Vice President, Chief Financial Officer and Treasurer effective September 25, 2018. Effective September 28, 2018, Carole Tyner was appointed as our Chief Financial Officer and Treasurer.

Employment Agreements

Roger Kahn

We have entered into an employment agreement with Roger Kahn, our President and Chief Executive Officer, to provide executive management services. The employment agreement had an initial term of thirteen months beginning August 24, 2015 and terminating on September 30, 2016. The employment agreement was amended on May 1, 2016 (“First Amendment”) to extend through September 30, 2017 and then extended again through September 30, 2018. The First Amendment included a reimbursement for living expenses directly related to accommodations and utilities for an apartment near the Company’s corporate headquarters in an amount not to exceed $2,900 per month. The employment agreement renews for successive periods of one year if the Company provides written notice of renewal not less than 60 days prior to the end of the initial term or any applicable succeeding term. The employment agreement may be terminated by (i) us, in the event of Mr. Kahn’s death, resignation, retirement or disability, or for or without cause, or (ii) Mr. Kahn for good reason. In the event that we terminate Mr. Kahn without cause or Mr. Kahn resigns for good reason, he is entitled to receive severance payments equal to twelve months of salary and one full quarterly bonus. In addition, any stock option awards that are not exercisable will be immediately vested and exercisable.

Michael Prinn

We entered into an employment agreement with Michael Prinn, our former Executive Vice President and Chief Financial Officer, to provide executive management services. Mr. Prinn’s employment agreement was effective for the period of twelve months commencing October 1, 2017 through September 30, 2018. The employment agreement could be terminated by (i) us, in the event of Mr. Prinn’s death, resignation, retirement or disability, or for or without cause, or (ii) Mr. Prinn for good reason. Pursuant to the terms of the agreement, in the event that we terminate Mr. Prinn without cause or Mr. Prinn resigns for good reason, he is entitled to receive severance payments equal to twelve months of salary and bonus. In addition, any stock option awards that are not exercisable will be immediately vested and exercisable.

Effective September 25, 2018, Mr. Prinn resigned from his position as our Executive Vice President, Chief Financial Officer and Treasurer, thereby terminating his employment agreement. However, Mr. Prinn agreed to continue to provide services to the Company as an employee until October 17, 2018.

Outstanding Equity Awards at Fiscal 2018 Year End

The following table sets forth information concerning outstanding stock options for each named executive officer as of September 30, 2018.

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (1)	Number of Securities Underlying Unexercised Options Unexercisable (1)	Exercise price ($/sh)	Option Expiration Date
Roger Kahn (1)	08/24/2015	51,382	24,390	$ 5.75	08/24/2025
	08/19/2016	136,777	49,689	$ 4.10	08/19/2026
		188,159	74,079

Michael Prinn (1)	10/28/2011(2)	2,400	-	$ 16.75	10/28/2021
	11/29/2011	2,000	-	$ 16.25	11/29/2021
	10/19/2012	3,000	-	$ 41.00	10/19/2022
	12/09/2013	3,000	-	$ 28.00	12/09/2023
	12/09/2015	10,000	5,000	$ 5.90	12/09/2025
	08/19/2016	14,667	7,333	$ 4.10	08/19/2026
		35,067	12,333

Carole Tyner	01/28/2014	2,000	-	$ 33.25	01/28/2024
	02/09/2105	400	-	$ 13.25	02/09/2025
	08/19/2016	1,334	666	$ 4.10	08/19/2026
		3,734	666
__________________
(1)	Shares vest in equal installments upon the anniversary date of the grant over three years.

(2)
Stock option awards granted as part of October 28, 2011 repricing program, offered employees the opportunity to exchange and forfeit options previously granted for new options grants of the same amount with (i) a grant exercise price of $16.75, the fair market value on October 28, 2011, and (ii) a new three-year vesting schedule beginning October 28, 2011. Mr. Prinn exchanged 2,400 previously granted options for a new grant with an incremental grant date fair value of $6,600.

 COMPENSATION OF DIRECTORS

The non-employee members of our Board of Directors are compensated as follows:

●
Option Grants. Unless otherwise determined by our Board of Directors, non-employee directors each receive annual grants of options to purchase 2,000 shares of our common stock at an exercise price equal to the fair market value of the shares on the date of grant. The options vest over three years in equal installments on the anniversary of grant. New directors receive options to purchase 5,000 shares of our common stock at the then current fair market value upon election to the Board. During the fiscal year ended September 30, 2018, outside directors each received stock options to purchase 2,000 shares of common stock.

● .
Compensation. Each outside director receives an annual retainer of $12,000 and is compensated $1,500 for each meeting such director attends in person. Members of the Audit Committee receive additional annual compensation of $3,000.

●
Committee Chair Bonus. The Chair of our Audit Committee receives an additional annual fee of $10,000. The Chairs of our Compensation Committee and Nominating and Corporate Governance Committee each receive an additional annual fee of $5,000. These fees are payable in lump sums in advance. Other directors who serve on our standing committees, other than the Audit Committee, do not receive additional compensation for their committee services.

Director Compensation Table

The following table sets forth information concerning the compensation paid to our non-employee directors during the fiscal year ended September 30, 2018.

Name	Fees Earned or Paid in Cash and Stock (1)	Option Awards (2)(3)	All Other Compensation	Total
Joni Kahn	$ 26,000	$ 3,344	—	$ 29,344
Kenneth Galaznik	$ 28,000	$ 3,344	—	$ 31,344
Scott Landers	$ 26,000	$ 3,344	—	$ 29,344
Michael Taglich	$ 18,000	$ 3,344	—	$ 21,344

(1)
In lieu of cash payment for board services, our non-employee directors were issued shares of restricted common stock, which vested on September 30, 2018.

During fiscal 2018, a total of 41,006 shares of restricted common stock were issued with a fair market value at the date of grant of $2.39 per share, as follows:

Name	Common Stock Shares Issued	Fair Market Value
Joni Kahn	10,879	$ 26,000
Kenneth Galaznik	11,716	$ 28,000
Scott Landers	10,879	$ 26,000
Michael Taglich	7,532	$ 18,000
Total	41,006	$ 98,000

(2)
Represents aggregate grant date fair value of the entire stock option awards for the fiscal year ended September 30, 2018 in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC 718 ”), excluding the estimated impact of forfeitures of stock option grants. None of the stock option awards listed above were exercised in the fiscal year ended September 30, 2018, and the amounts set forth above do not represent amounts actually received by the directors.

(3)
The following table sets forth the following aggregate number of shares under outstanding stock options plans held by our non-employee directors as of September 30, 2018:

Name	Number of Shares Underlying Outstanding Stock Options
Joni Kahn	8,200
Kenneth Galaznik	10,800
Scott Landers	9,600
Michael Taglich(a)	10,400

(a)
In consideration for a loan to us of $250,000, Michael Taglich received 3,000 options to purchase our common stock on November 20, 2015 at a price of $6.05 per share. The fair value of the options at the time of grant was $4.15 per share. The shares vest in equal installments upon the anniversary date of the grant over three years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

 Item 404(d) of Regulation S-K requires the Company to disclose any transaction or proposed transaction which occurred since the beginning of the two most recently completed fiscal years in which the amount involved exceeds the lesser of $120,000 or 1% of the average of the Company’s total assets as of the end of the last two completed fiscal years in which the Company is a participant and in which any related person has or will have a direct or indirect material interest. A related person is any executive officer, director, nominee for director, or holder of 5% or more of the Company’s common stock, or an immediate family member of any of those persons.

In accordance with our Audit Committee charter, our Audit Committee is responsible for reviewing and approving the terms of any related party transactions. Therefore, any material financial transaction between the Company and any related person would need to be approved by our Audit Committee prior to the Company entering into such transaction.

In October 2013, Michael Taglich joined the Board of Directors. Michael Taglich is the Chairman and President of Taglich Brothers, Inc., a New York based securities firm. Taglich Brothers, Inc. was the placement agent for many of the Company’s private offerings in 2012, 2013, 2014, and 2016. It was also the placement agent for the Company’s $3.0 million subordinated debt offering in 2013 and the Series A Preferred stock sale in 2015. As of October 11, 2018, Michael Taglich beneficially owns approximately 21.8% of the Company’s common stock. Michael Taglich has also guaranteed $1.5 million in connection with the Company’s out of formula borrowings on its credit facility with Heritage Bank.

In consideration of previous loans by Michael Taglich and a personal guaranty delivered by Michael Taglich to BridgeBank, N.A. for the benefit of the Company on December 19, 2014 (the “Guaranty”), on January 7, 2015 the Company issued Michael Taglich a warrant to purchase 12,000 shares of common stock of the Company at a price equal to $20.00 per share. On January 7, 2015, the Company also entered into a side letter with Michael Taglich pursuant to which the Company agreed in the event the Guaranty remains outstanding for a period of more than 12 months, on each anniversary of the date of issuance of the Guaranty while the Guaranty remains outstanding the Company will issue Michael Taglich a warrant to purchase 6,000 shares of common stock, which warrant shall contain the same terms as the warrant issued to Michael Taglich on January 7, 2015. Since the Guaranty did remain outstanding for a period of more than 12 months, a warrant to purchase 6,000 shares of common stock was issued to Michael Taglich in February 2016 at a price of $20.00 and a warrant to purchase 6,000 shares of common stock was issued in January 2017 at a price of $20.00.

Mr. Taglich was also issued warrants in fiscal 2015 in connection with shareholder term notes issued to him. The notes were subsequently converted to shares of common stock in May 2016. He was issued three warrants totaling 36,000 shares at an exercise price of $20.00 per share and one warrant for 32,000 shares at an exercise price of $8.75 per share in connection with these notes. The warrants have a term of five years and are exercisable six months after the date of issuance. A fair market value of $270 was assigned to the warrants and recorded as a debt discount in current liabilities with the offsetting amount recorded to additional paid in capital in the Consolidated Balance Sheet. The fair market value of the warrants was amortized on a straight-line basis over their expected life. However, when the Company converted these term notes in May 2016, the remaining unamortized value was recorded as amortization expense. Total amortization expense of $158 was recorded in fiscal 2016 related to the warrants.

Robert Taglich was appointed to the Company’s Board of Directors in May 2016. Robert Taglich is the brother of Michael Taglich and is the Co-founder and Senior Director of Taglich Brothers, Inc. Mr. Taglich was a consultant to the Company prior to his appointment to the Board of Directors. As compensation for his consulting services, Robert Taglich was granted options to purchase 3,000 shares of the Company’s common stock at a price of $6.05 per share. As a director, Mr. Taglich was granted options to purchase 2,200 shares of common stock, and 6,954 shares of restricted common stock. Mr. Taglich did not seek re-election to the Board of Directors and his tenure expired on June 29, 2017.

In connection with the equity conversion of the $3.0 million in term notes from shareholders that was completed in May 2016, Taglich Brothers, Inc. was granted placement agent warrants to purchase 86,778 shares of common stock at a price of $3.65 per share. Included in the distribution were warrants to purchase 35,120 shares of common stock to Michael Taglich and warrants to purchase 28,552 shares of common stock to Robert Taglich. The warrants expire in five years.

In connection with the private offering in July 2016, Taglich Brothers, Inc was granted placement agent warrants to purchase 44,000 shares of common stock at a price of $4.60 per share. Included in the distribution were 8,864 warrants to Michael Taglich and 7,236 warrants to Robert Taglich. The warrants expire in five years.

In connection with the private offering in November 2016, the Company issued to the purchasers warrants to purchase a total of 213,538 shares common stock. Each warrant expires five and one-half years from the date of issuance and is exercisable for $3.50 per share beginning six months from the date of issuance, or May 9, 2017. The warrants expire May 9, 2022. Warrants to purchase 8,600 shares of common stock and 15,385 shares of common stock were issued to Michael Taglich and Robert Taglich, respectively, in connection with the private offering.

On September 7, 2018, both Michael Taglich and Robert Taglich each purchased Term Notes in the amount of approximately $121,618. The Company intends to repay these Term Notes, along with all accrued interest, which amounted to approximately $1,240 per Term Note held by each Michael Taglich and Robert Taglich as of October 11, 2018, out of the proceeds of this offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options or warrants currently exercisable or exercisable within 60 days after October 11, 2018 are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each individual named below is our address, 80 Blanchard Road, Burlington, Massachusetts 01803.

The following tables set forth, as of October 11, 2018, the beneficial ownership of our Series A Preferred and common stock by (i) each person or group of persons known to us to beneficially own more than 5% of the outstanding shares of the outstanding securities, (ii) each of our directors and named executive officers, and (iii) all of our executive officers and directors as a group. At the close of business on October 11, 2018 there were 262,354 shares of Series A Preferred and 4,241,255 shares of our common stock issued and outstanding.

Except as indicated in the footnotes to the tables below, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder.

This information is based upon information received from or on behalf of the individuals named herein.

Series A Preferred

Name and Address (1)	Number of Shares Owned (2)	Percent of Shares Outstanding
Robert Taglich 790 New York Avenue Huntington, NY 11743	65,993	25.15%
Alvin Fund, LLC 215 West 98th Street, Apt. 10A New York, NY 10025	22,446	8.56%
Shadow Capital, LLC 3601 SW 29th Street Topeka, KS 66614	21,128	8.05%
Sterling Family Investment, LLC 12400 Dutch Forest PL Edmond, OK 73013	21,128	8.05%

(1)
Each of our officers and directors are excluded from this table, as no officer or director currently holds shares of Series A Preferred.

(2)
Holders of Series A Preferred are entitled to vote on all matters presented to our stockholders on an as-converted basis. Each share of Series A Preferred is convertible, at the option of each respective holder, into approximately 0.62 shares of our common stock.

Common Stock

Name and Address	Number of Shares Owned	Percent of Shares Outstanding
Michael Taglich, Director	951,267(1)	21.78%
Roger Kahn, President, Chief Executive Officer and Director	345,283(2)	7.78%
Michael Prinn, Former Executive Vice President and Chief Financial Officer (3)	36,997(4)	*
Carole Tyner, Chief Financial Officer and Treasurer (3)	3,734(5)	*
Kenneth Galaznik, Director	37,418(6)	*
Scott Landers, Director	34,359(7)	*
Joni Kahn, Director	33,223(8)	*
All executive officers and directors as a group (7 persons)	1,442,282	31.20%

*less than 1%

(1)
Includes 119,419 shares issuable upon the exercise of warrants, and 7,200 shares of common stock subject to currently exercisable options (includes options that will become exercisable within 60 days of October 11, 2018). Also includes 1,739 shares of common stock and 120 shares issuable upon the exercise of warrants owned by Mr. Taglich’s spouse.

(2)
Includes 8,600 shares issuable upon the exercise of warrants and 188,159 shares of common stock subject to currently exercisable options (includes options that will become exercisable within 60 days of October 11, 2018). Includes 27,236 shares of common stock owned by Mr. Kahn’s spouse.

(3)
As noted above, Mr. Prinn resigned as our Executive Vice President, Chief Financial Officer and Treasurer effective September 25, 2018. Effective September 28, 2018, Carole Tyner was appointed as our Chief Financial Officer and Treasurer.

(4)
Includes 35,067 shares of common stock subject to currently exercisable options (includes options that will become exercisable within 60 days of October 11, 2018).

(5)
Includes 3,734 shares of common stock subject to currently exercisable options (includes options that will become exercisable within 60 days of October 11, 2018).

(6)
Includes 7,600 shares of common stock subject to currently exercisable options (includes options that will become exercisable within 60 days of October 11, 2018).

(7)
Includes 6,400 shares of common stock subject to currently exercisable options (includes options that will become exercisable within 60 days of October 11, 2018). Includes 400 shares of common stock owned by Mr. Landers’ children.

(8)
Includes 5,000 shares of common stock subject to currently exercisable options (includes options that will become exercisable within 60 days of October 11, 2018).

UNDERWRITING

ThinkEquity, a division of Fordham Financial Management, Inc., is acting as the representative of the underwriters of this offering (the “Representative”). We have entered into an underwriting agreement dated                      , 2018 with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of Units listed next to its name in the following table:

Underwriters	Number of Class A Units	Number of Class B Units
ThinkEquity, a division of Fordham Financial Management, Inc.
Total:

The underwriters are committed to purchase all the Units offered by us other than those covered by the over-allotment option to purchase additional shares and/or warrants described below, if they purchase any Units. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the Representative of the underwriters an option, exercisable no later than 45 calendar days after the date of this prospectus, to purchase up to 1,129,518 additional shares of common stock (15% of the shares of common stock included in the Class A Units and Class B Units sold in this offering, on an as-converted to common stock basis with respect to any Series B Preferred sold) and/or warrants to purchase 1,129,518 shares of common stock (15% of the warrants included as part of the Units sold in this offering) from us to cover over-allotments, if any, at a price per share equal to the public offering price of the Class A Units, less the underwriting discounts and commissions, and a price of $0.01 per warrant. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase these additional securities. If any additional securities are purchased, the underwriters will offer the additional securities on the same terms as those on which the securities are being offered hereby. If this option is exercised in full, the total price to the public will be $             and the total net proceeds, before expenses, to us will be $                .

Discounts and Commissions

The Representative has advised us that the underwriters propose to offer the securities to the public at the public offering price per Unit set forth on the cover page of this prospectus. The underwriters may offer the securities to securities dealers at that price less a concession of not more than $         per Unit, of which up to $           per Unit may be re-allowed to other dealers.

The following table summarizes the public offering price, underwriting discounts and commissions and proceeds before expenses to us assuming both no exercise and full exercise by the underwriters of their over-allotment option:

	Per Class A Unit	Per Class B Unit	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$	$
Underwriting discounts and commissions (7%)	$	$	$	$
Non-accountable expense allowance (1%)(1)	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$
____________________
(1)
We have agreed to pay a non-accountable expense allowance to the Representative equal to 1.0% of the gross proceeds received in this offering

We have paid an expense deposit of $20,000 to the Representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not incurred.

In addition, we have also agreed to reimburse the Representative for all reasonable out-of-pocket accountable fees and costs incurred in connection with this offering; provided that in no event shall we be obligated to reimburse the Representative more than $90,000 in the aggregate for such fees, expenses and costs, which may include: (a) fees and expenses of counsel to the underwriters; (b) all filing fees and communication expenses relating to the registration of the securities to be sold in this offering with the SEC; (c) all filing fees and expenses associated with the review of this offering by FINRA and the Nasdaq Stock Market; and (d) any other reasonable out-of-pocket accountable expenses incurred by the Representative in connection with the performance of its services in this offering.

We estimate the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $251,916.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Representative’s Warrants

Upon closing of this offering, we have agreed to issue to the Representative, as compensation, warrants to purchase a number of shares of common stock equal to 5% of the aggregate number of shares of common stock sold as part of the Class A Units and shares of our common stock into which the shares of Series B Preferred sold as part of the Class B Units are convertible, excluding the over-allotment (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable at a per share exercise price equal to the greater of (i) 125% of the public offering price per Class A Unit in this offering and (ii) the closing price of our common stock on the closing date of this offering, as reported by the Nasdaq Capital Market. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, commencing on the date that is 180 days following the effective date of the registration statement of which this prospectus is a part and expiring on the date that is five years following the effective date of the registration statement.

The Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of this registration statement. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of this registration statement in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of this registration statement in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Right of First Refusal

Until six (6) months after the closing date of this offering, the Representative will have, subject to certain exceptions, an irrevocable right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at the Representative’s discretion, for each and every future public equity offering for us, or any successor to or any subsidiary of us, on terms customary for the Representative. The Representative will have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation. The Representative will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

Other

The underwriters and their affiliates may in the future provide various investment banking and other financial services for us, for which they may receive, in the future, customary fees.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we and our executive officers, directors and greater than 5% stockholders, have agreed, subject to limited exceptions, without the prior written consent of the Representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any of our other securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of 90 days from the date of this prospectus.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “BLIN.”

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the underlying security while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates.  Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Selling Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and none of this prospectus or any other offering material or advertisements in connection with our common stock may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each a “Relevant Member State,” with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the “Relevant Implementation Date,” our securities will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant

Implementation Date, an offer of our securities may be made to the public in that Relevant Member State at any time:

●	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

●
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

●
in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive, provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and securities to be offered so as to enable an investor to decide to purchase or subscribe securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together, the relevant persons). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Canada

The offering of our common stock in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where our common stock may be offered and sold, and therein may only be made with investors that are purchasing, or deemed to be purchasing, as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario) and as a “permitted client” as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any offer and sale of our common stock in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein our common stock is offered and/or sold or, alternatively, where such registration is not required.

Any resale of our common stock by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which require resales to be made in accordance with an exemption from, or in a transaction not subject to, prospectus requirements under applicable Canadian securities laws. These resale restrictions may under certain circumstances apply to resales of the common stock outside of Canada.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Upon receipt of this prospectus, each Québec investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur québecois confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Disclosure Law Group, a Professional Corporation, San Diego, California. Gracin & Marlow, LLP, New York, New York, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended September 30, 2017, which is incorporated by reference into this prospectus, have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their reports thereon. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available, at no charge, to the public at the SEC’s website at http://www.sec.gov.

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to this offering of our securities. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us and the securities we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the SEC’s public reference facilities and Internet site referred to above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

●	our Annual Report on Form 10-K for the year ended September 30, 2017, filed with the SEC on December 21, 2017;
●	Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended September 30, 2017, filed on January 26, 2018;
●
the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2017 from our definitive proxy statement relating to our 2018 Annual Meeting of Stockholders, filed with the SEC on February 6, 2018;

●	our Quarterly Report on Form 10-Q for the three months ended December 31, 2017, filed with the SEC on February 14, 2018;
●	our Quarterly Report on Form 10-Q for the three months ended March 31, 2018, filed with the SEC on May 15, 2018;
●	our Quarterly Report on Form 10-Q for the three months ended June 30, 2018, filed with the SEC on August 14, 2018;
●
our Current Reports on Form 8-K, filed with the SEC on October 13, 2017, November 28, 2017, December 21, 2017, January 17, 2018, March 28, 2018, September 11, 2018, September 25, 2018, and September 28, 2018; and

●
the description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on June 28, 2007, including any further amendments thereto or reports filed for the purposes of updating this description.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after (i) the date of this Amendment No. 1 to the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, and (ii) the date of this prospectus and before the completion of this offering of securities included in this prospectus, or until we file a post-effective amendment that indicates the termination of the offering of the common stock made by this prospectus and will become a part of this prospectus from the date that such documents are filed with the SEC. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. You should direct any requests for documents to:

Bridgeline Digital, Inc.
Attn: Corporate Secretary
80 Blanchard Road
Burlington, MA 01803
(781) 376-5555

You should rely only on information contained in, or incorporated by reference into, this prospectus or in any free writing prospectus that we have authorized for use in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with information different than that which is contained in or incorporated by reference in this prospectus or in any free writing prospectus that we have authorized for use in connection with this offering. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Up to 7,530,120 Class A Units Consisting of Common Stock and Warrants
Up to 6,250 Class B Units Consisting of Series B Convertible Preferred Stock and Warrants

Up to 7,530,120 Shares of Common Stock Underlying the Series B Convertible Preferred Stock and
7,530,120 Shares of Common Stock Underlying Warrants

P R O S P E C T U S

ThinkEquity
a division of Fordham Financial Management, Inc.

Through and including                      , 2018 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

Amount
SEC Registration Fee	$ 3,968
FINRA Filing Fee	5,411
Legal Fees and Expenses	155,000*
Underwriter’s non-accountable expense allowance	62,500*
Accounting Fees and Expenses	35,860*
Transfer Agent and Registrar fees and expenses	6,000*
Printing Expenses	20,000*
Miscellaneous Expenses	5,000*

Total expenses	$ 293,739*

* Amounts shown are estimates.

Item 14.  Indemnification of Officers and Directors

Our amended and restated certificate of incorporation (“Charter”) and amended and restated bylaws (“Bylaws”) contain provisions relating to the limitation of liability and indemnification of directors and officers. Our Charter provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

●
for any breach of the director’s duty of loyalty to us or our stockholders;

●
for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●
under Section 174 of the Delaware General Corporation Law (the “DGCL”); or

●
for any transaction from which the director derived any improper personal benefit.

Our Charter also provides that we will indemnify our directors and officers to the fullest extent not prohibited by the DGCL, as it presently exists or may hereafter be amended.

Our Bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by the DGCL; provided, however, that we may limit the extent of such indemnification by individual contracts with our directors and executive officers; and provided, further, that we are not required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against us or our directors, officers, employees or other agents unless:

●
such indemnification is expressly required to be made by law;

●
the proceeding was authorized by the Board of Directors; or

●
such indemnification is provided by us, in our sole discretion, pursuant to the powers vested in us under the DGCL.

Our Bylaws provide that we shall advance, prior to the final disposition of any proceeding, promptly following request therefor, all expenses by any director or executive officer in connection with any such proceeding upon receipt of any undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under Article V of our Bylaws or otherwise. Notwithstanding the foregoing, unless otherwise determined, no advance shall be made by us if a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum of directors who were not parties to the proceeding, or if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

Our Bylaws also authorize us to purchase insurance on behalf of any person required or permitted to be indemnified pursuant to Article V of our Bylaws.

Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL also provides that indemnification under Section 145(d) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 145(a) and (b).

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions which (1) which breached the director’s duty of loyalty to the corporation or its stockholders, (2) which were not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL; or (4) from which the director derived an improper personal benefit.

We have obtained directors’ and officers’ insurance to cover our directors and officers for certain liabilities.

We plan to enter into an underwriting agreement, which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

The number of those securities sold and issued by the Company prior to July 24, 2017 (the “Effective Date”), as set forth below, have been adjusted to reflect the 1-for-5 stock split effectuated by the Company on the Effective Date. Accordingly, those numbers included herein shall differ from the corresponding numbers disclosed in our periodic reports filed with the SEC prior to the Effective Date.

In October 2015, we sold 136,000 shares of our common stock at a purchase price of $5.00 per share, for aggregate consideration of $680,000, to accredited investors through a private placement transaction.

In December 2015, we issued a warrant to purchase 6,000 shares of common stock at a price of $20.00 per share to a director in connection with a bank guaranty, which warrant was exercisable six-months after the date of issuance and expires December 31, 2021.

In February 2016, we issued an aggregate of 21,539 shares of restricted common stock at $4.55 per share to four members of our Board of Directors in lieu of cash payments as consideration for their services as Board members.

In April 2016, our stockholders approved a proposal for issuance of up to 800,000 shares of our common stock upon conversion of certain outstanding convertible promissory notes. From June 2016 through August 2016, all of the notes were converted into shares of common stock.

In May 2016, we issued 361,336 shares of common stock, resulting in net proceeds to the Company of $1.2 million for the first closing in connection with the conversion of term notes issued to certain accredited investors, as approved by the stockholders on April 29, 2016. We also issued to such investors warrants to purchase an aggregate of 53,334 shares of our common stock at a price of $3.75 per share, which warrants were exercisable six-months after the date of issuance and expire five years from the date of issuance. In June and July 2016, we issued an additional 172,000 shares of common stock, resulting in net proceeds to the Company of $400,000 for the second and third closings in connection with the conversion of these term notes.

In May 2016, certain officers and directors converted all outstanding principal and accrued but unpaid interest due under outstanding term notes held by such officers and directors into an aggregate of 867,765 shares of our common stock at a conversion price of $3.75 per share. In connection with the conversion, a total of 86,778 warrants to purchase common stock were issued at a price of $3.75 per share, which warrants were exercisable six months after the date of issuance and expire five years from the date of issuance.

In July 2016, we sold 440,000 shares of common stock at $3.75 per share to certain accredited investors in a private placement transaction, resulting in net proceeds of $1.5 million to the Company. We also issued to such investors warrants to purchase an aggregate of 44,000 shares of our common stock at a price of $4.60 per share, which warrants were exercisable six-months after the date of issuance and expire five and one-half years from the date of issuance.

During fiscal 2016, we issued 5,172 shares of common stock in connection with a prior acquisition as payment of contingent consideration.

In October 2016, we issued to one of our vendors 2,000 shares of common stock at $3.95 per share for an aggregate fair market value of $7,850 in exchange for services provided.

In November 2016, we sold 427,073 shares of our common stock at a purchase price of $2.40 per share, for aggregate consideration of approximately $1.1 million, to accredited investors through a private placement transaction. We also issued to purchasers warrants to purchase an aggregate of 213,538 shares of our common stock at a price of $3.50 per share, which warrants were exercisable six-months after the date of issuance and expire five and one-half years from the date of issuance. In addition, we entered into a registration right agreement with such purchasers to file a registration statement to register the shares of common stock issued as well as those shares of common stock underlying to the warrants that were issued to the purchasers. Our President and CEO and two of our directors purchased an aggregate of 78,740 shares of common stock in this private offering; however, these officers and directors waived their rights to participate in the registration statement.

In December 2016, we issued warrants to purchase 6,000 shares of common stock at a price of $20.00 per share to a director in connection with a bank guaranty, which warrants were exercisable six-months after the date of issuance and expire on December 31, 2021.

In February 2017, we issued an aggregate of 36,826 shares of restricted common stock at $3.15 to five members of our Board of Directors in lieu of cash payments as consideration for their annual services as Board members.

In June 2017, our CEO and President elected to receive shares of common stock in lieu of a $20,000 cash payment for a bonus earned for his services to the Company in the first half of the fiscal year. He received 7,273 fully vested restricted shares of common stock with a fair value price of $2.75 per share.

During fiscal 2017, we issued 1,129 shares of common stock in connection with a prior acquisition as payment of contingent consideration.

In October 2017, we issued to one of our lenders an eight-year warrant to purchase 66,315 shares of our common stock at a price of $2.65 per share.

In December 2017, we issued a warrant to purchase 6,000 shares of common stock at a price of $20.00 per share to a director in connection with a bank guaranty, which warrants were exercisable six-months after the date of issuance and expire December 31, 2021.

In February 2018, we issued an aggregate of 41,006 shares of restricted common stock at $2.39 per share to four members of our Board of Directors in lieu of cash payments as consideration for their annual services as Board members.

On September 7, 2018, we sold and issued Term Notes to certain accredited investors in the aggregate principal amount of $941,176, for which we received cash proceeds in the aggregate amount of $760,000 after subtracting the original issue discount and debt issuance costs. The Term Notes have an original issue discount of fifteen percent (15%), bear interest at a rate of twelve percent (12%) per annum, and mature on the earlier to occur of (i) six months from September 7, 2018, or (ii) the consummation of a debt or equity financing resulting in gross proceeds to the Company of at least $3.0 million.

We believe that each of the offers, sales and issuances of securities described in Item 15 were exempt from registration under the Securities Act pursuant to Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.  Exhibits

		Incorporated by Reference
Exhibit No.	Exhibit	Form	Filing Date	Exhibit No.	Filed Herewith
1.1	Form of Underwriting Agreement				X
2.1	Asset Purchase Agreement, dated as of May 11, 2010, by and between Bridgeline Digital, Inc. and TMX Interactive, Inc.	10-Q	May 17, 2010	2.1
2.2	Asset Purchase Agreement, dated as of July 9, 2010, by and between Bridgeline Digital, Inc. and e.magination network, LLC	8-K	July 15, 2010	2.1
2.3	Agreement and Plan of Merger, dated as of October 3, 2011, by and among Bridgeline Digital, Inc., Magnetic Corporation and Jennifer Bakunas	8-K	October 6, 2011	2.1
2.4	Agreement and Plan of Merger, dated as of May 31, 2012, by and among Bridgeline Digital, Inc., MarketNet, Inc. and Jill Bach	8-K	June 5, 2012	2.1
3.1	Amended and Restated Certificate of Incorporation, as amended	10-Q	May 15, 2013	3.1
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation, dated May 4, 2015	8-K	May 5, 2015	3.1
3.3	Certificate of Designation of the Series A Convertible Preferred Stock	8-K	November 4, 2014	3.1
3.4	Amended and Restated By Laws	10-Q	February 17, 2015	3.2
3.5	Form of Certificate of Designation of the Series B Convertible Preferred Stock				X
4.1	Specimen Common Stock Certificate (File No. 333-139298)	SB-2/A	June 20, 2007	4.1
4.2	Form of Warrant				X
4.3	Form of Representative’s Warrant	S-1/A	October 9, 2018	4.2
5.1	Opinion of Disclosure Law Group, a Professional Corporation.				X
10.1	Employment Agreement with Roger “Ari” Kahn, dated August 24, 2015	10-K	December 24, 2015	10.1
10.2	First Amendment to Employment Agreement, Roger “Ari” Kahn, dated May 10, 2016	8-K	May 13, 2016	10.1
10.3	Amended and Restated Stock Incentive Plan, as amended	DEF 14 A	July 14, 2014	C
10.4	Securities Purchase Agreement between Bridgeline Digital, Inc. and the investors named therein, dated October 29, 2010	8-K	November 4, 2010	10.1
10.5	Securities Purchase Agreement between Bridgeline Digital, Inc. and the investors named therein, dated May 31, 2012	8-K	June 5, 2012	10.1
10.6	Form of Common Stock Purchase Warrant issued to Placement Agent, dated November 6, 2013	8-K	November 12, 2013	10.3
10.7	Placement Agent Agreement between Bridgeline Digital, Inc. and Taglich Brothers, Inc., dated October 30, 2013	8-K	November 12, 2013	10.5
10.8	Form of Restricted Stock Agreement by and between Bridgeline Digital, Inc. and certain Board of Directors, dated February 24, 2014	10-Q	May 15, 2014	10.2
10.9	Securities Purchase Agreement between Bridgeline Digital, Inc. and the Investors named therein dated March 28, 2014	10-Q	May 15, 2014	10.3
10.10	Form of Common Stock Purchase Warrant issued to Placement Agent, dated March 28, 2014	10-Q	May 15, 2014	10.4
10.11	Securities Purchase Agreement between Bridgeline Digital, Inc and the investors therein, dated October 28, 2014	8-K	November 4, 2014	10.1
10.12	Form of Common Stock Purchase Warrant Issued to Placement Agent	8-K	November 4, 2014	10.2

10.13	Form of Common Stock Purchase Warrant Issued by Company to Michael Taglich dated January 7, 2015	8-K	January 9, 2015	10.3
10.14	Side Letter between the Company and Michael Taglich, dated January 7, 2015	8-K	January 9, 2015	10.3
10.15	Form of Common Stock Purchase Warrant Issued by Company to Michael Taglich dated February 17, 2015	10-Q	February 17, 2015	10.2
10.16	Form of Restricted Stock Agreement	10-Q	May 15, 2015	10.6
10.17	Form of Common Stock Purchase Warrant Issued by Company to Michael Taglich dated May 12, 2015	10-Q	May 15, 2015	10.9
10.18	Form of Common Stock Purchase Warrant Issued by Company to Michael Taglich dated July 21, 2015	8-K	July 24, 2015	10.2
10.19	Securities Purchase Agreement between Bridgeline Digital, Inc and the investors therein, dated October 13, 2015	10-Q	February 12, 2016	10.3
10.20	Bridgeline Digital Inc. 2016 Stock Incentive Plan	DEF 14 A	March 22, 2016	Appendix B
10.21	Form of Common Stock Purchase Warrant issued to placement agent	8-K	May 17, 2016	10.3
10.22	Loan and Security Agreement between Bridgeline Digital Inc. and Heritage Bank of Commerce, dated June 9, 2016	8-K	June 15, 2016	10.1
10.23	Unconditional Guarantee entered into by Michael N. Taglich in favor of Heritage Bank of Commerce, dated June 9, 2016	8-K	June 15, 2016	10.2
10.24	Placement Agreement between Bridgeline Digital, Inc and Taglich Brothers, Inc dated March 31, 2016	8-K	June 15, 2016	10.3
10.25	First Amendment to the Loan and Security Agreement between Bridgeline Digital Inc. and Heritage Bank of Commerce, dated August 15, 2016	10-Q	August 15, 2016	10.12
10.26	Form of Securities Purchase Agreement dated November 3, 2016	8-K	November 4, 2016	10.1
10.27	Form of Purchaser Warrant	8-K	November 4, 2016	10.2
10.28	Form of Registration Rights Agreement dated November 3, 2016	8-K	November 4, 2016	10.3
10.29	Form of Insider Securities Purchase Agreement dated November 3, 2016	8-K	November 4, 2016	10.4

10.30	Second Amendment to the Loan and Security Agreement between Bridgeline Digital Inc. and Heritage Bank of Commerce, dated December 14, 2016	10-K	December 14, 2016	10.66
10.31	Employment Agreement with Michael D. Prinn dated November 11, 2016	10-Q	February 14, 2017	10.7
10.32	Third Amendment to the Loan and Security Agreement between Bridgeline Digital, Inc and Heritage Bank of Commerce	10-Q	August 14, 2017	10.1
10.33	First Amendment to Affirmation of Guaranty between Michael N. Taglich and Heritage Bank of Commerce	10-Q	August 14, 2017	10.2
10.34	Seventh Amendment to the Loan and Security Amendment between Bridgeline Digital, Inc. and Heritage Bank of Commerce, dated May 10, 2018	10-Q	May 15, 2018	10.1
10.35	First Amendment to the Loan and Security Amendment between Bridgeline Digital, Inc. and Montage Capital II LP, dated May 10, 2018	10-Q	May 15, 2018	10.2
10.36	Eighth Amendment to the Loan and Security Amendment between Bridgeline Digital, Inc. and Heritage Bank of Commerce, dated August 10, 2018	10-Q	August 14, 2018	10.1
10.37	Form of Note Purchase Agreement	8-K	September 11, 2018	10.1
10.38	Form of Promissory Note	8-K	September 11, 2018	10.2
10.39	Form of Subordination Agreement	8-K	September 11, 2018	10.3
10.40	Ninth Amendment to the Loan and Security Agreement between Bridgeline Digital, Inc. and Heritage Bank of Commerce, dated September 21, 2018	8-K	September 25, 2018	10.1
21.1	Subsidiaries of the Registrant	10-K	December 21, 2017	21.1
23.1	Consent of Marcum LLP, Independent Registered Public Accounting Firm				X
23.2	Consent of Disclosure Law Group, a Professional Corporation (included in Exhibit 5.1)				X
24.1	Power of Attorney (included on signature page to the initial Registration Statement)	S-1	October 9, 2018	Signature Page

Item 17.  Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to securityholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

The registrant hereby further undertakes that:

(1)           For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)            For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of these securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, Massachusetts on October 12, 2018.

BRIDGELINE DIGITAL, INC.

By:	/s/ Roger Kahn
Roger Kahn
President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Roger Kahn	President, Chief Executive Officer	October 12, 2018
Roger Kahn	(Principal Executive Officer) and Director

/s/ Carole Tyner	Chief Financial Officer	October 12, 2018
Carole Tyner	(Principal Financial and Accounting Officer)

*	Director	October 12, 2018
Kenneth Galaznik

*	Director	October 12, 2018
Joni Kahn

*	Director	October 12, 2018
Scott Landers

*	Director	October 12, 2018
Michael Taglich

* By: /s/ Roger Kahn
Attorney-in-fact